Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
BEAGLE PARENT CORP.,
BEAGLE ACQUISITION CORP.
and
EMDEON INC.

Dated as of August 3, 2011

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-ii-

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Exhibits
A	Certificate of Incorporation
B	Bylaws

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INDEX OF DEFINED TERMS

Term	Section
Acceptable Confidentiality Agreement	8.1(a)
Affiliate	8.1(b)
Affiliate Transactions	3.24
Agreement	Preamble
Alternate Terms and Conditions	5.12(a)
Anticorruption Laws	8.1(c)
Applicable Exchange	8.1(d)
ARRA	8.1(e)
Balance Sheet Date	3.12(a)
Book-Entry Shares	2.1(c)(ii)
Business Day	8.1(f)
Certificate of Merger	1.3
Certificates	2.1(c)(ii)
Chosen Courts	8.5
Class A Common Stock	8.1(g)
Class B Common Stock	8.1(h)
Closing	1.2
Closing Date	1.2
Closing Rollover Agreement	8.2(i)
Code	2.2(f)
Common Stock	8.2(j)
Company	Preamble
Company Assets	3.7
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	III
Company Employee Benefits	3.16(a)
Company Equity Plan	8.1(k)
Company ESPP	8.1(l)
Company Financial Advisors	3.25
Company Material Adverse Effect	8.1(m)
Company Option	2.3(a)
Company Permits	3.22(a)
Company Proxy Statement	3.6(b)
Company Related Parties	8.1(n)
Company SEC Reports	3.10
Company Severance Plan	5.6(b)
Company Stock Award	2.3(b)
Company Stockholders Meeting	3.6(b)
Company Termination Fee	7.6(b)
Compliant	8.1(o)
Confidentiality Agreement	5.3(b)

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Term	Section
Continuation Period	5.6(a)
Contract	8.1(p)
Damages	5.7(b)
Debt Commitment Letters	4.6(a)
Debt Financing	4.6(a)
DGCL	1.1
Dissenting Shares	2.4(a)
Earned Performance Awards	2.5
Earned Performance Options	2.3(a)
EBS Master	2.5
EBS Operating Agreement	2.5
Effective Time	1.3
Employee	5.6(a)
Enforceability Exceptions	8.1(q)
Environmental Law	3.19(a)
Equity Commitment Letter	4.6(a)
Equity Financing	4.6(a)
ERISA	3.16(a)
ERISA Affiliate	3.16(a)
Exchange Act	3.6(b)
Excluded Shares	2.1(b)
Expenses	5.11
Financing	4.6(a)
Financing Commitments	4.6(a)
Financing Sources	8.1(r)
Foreign Competition Law	3.6(f)
Forfeited Performance Awards	2.5
Forfeited Performance Options	2.3(a)
GAAP	3.11(a)(ii)
Governmental Authority	8.1(s)
Governmental Authorizations	3.6
Guarantor	4.12
Hazardous Substances	8.1(t)
Health Care Laws	8.1(u)
HIPAA	8.1(v)
HSR Act	3.6(e)
Indemnified Parties	5.7(a)
Information Laws	8.1(w)
Intellectual Property	8.1(x)
Interim Investors Agreement	8.1(y)
IRS	3.16(b)
Knowledge	8.1(z)
Law	8.1(aa)
Legal Actions	3.14
Lenders	4.6(a)

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Term	Section
Liabilities	3.12
Licensed Intellectual Property	8.1(bb)
Liens	8.1(cc)
Limited Guarantee	4.12
Marketing Period	8.1(dd)
Material Contracts	3.15
Maximum Premium	5.7(c)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Notice of Superior Proposal	5.4(e)(ii)
Offering Documents	5.12(b)
Option Consideration	2.3(a)
Orders	8.1(ee)
Organizational Documents	8.1(ff)
Owned Intellectual Property	8.1(gg)
Parent	Preamble
Parent Assets	4.4(b)
Parent Contracts	4.4(c)
Parent Disclosure Letter	IV
Parent Expenses	7.6(b)(iv)
Parent Material Adverse Effect	8.1(hh)
Parent Plan	5.6(c)
Parent Related Parties	8.1(ii)
Parent Breach Termination Fee	7.6(b)(v)(i)
Parent Financing Termination Fee	7.6(b)(v)
Parent Termination Fee	7.6(b)(v)(i)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Performance Awards	2.5
Performance Options	2.3(a)
Performance Option Agreement	2.3(a)
Permits	3.22(a)
Permitted Lien	8.1(jj)
Person	8.1(kk)
Personal Information	8.1(ll)
Preferred Stock	3.8(a)
Principal Stockholders	Recitals
Prior Service	5.6(c)
Programs	3.28(a)
Purchase Date	2.3(c)
Real Property Leases	3.21(b)
Representatives	8.1(mm)
Required Information	8.1(nn)
Requisite Company Vote	8.1(oo)

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Term	Section
Rights	8.1(pp)
Rollover Investment	4.6(a)
Rollover Investors	4.6(a)
Rollover Letter	4.6(a)
Schedule 13E-3	3.6(b)
SEC	3.6(b)
Securities Act	3.10
Significant Subsidiaries	8.1(qq)
Solvent	8.1(rr)
Sponsor	4.6(a)
Stockholders Agreement	8.1(ss)
Subsidiary	8.1(tt)
Superior Proposal	8.1(uu)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Takeover Proposal	8.1(vv)
Tax Receivable Agreement	8.1(ww)
Tax Returns	8.1(xx)
Taxes	8.1(yy)
Termination Date	7.2(a)
Unit	2.5
Vacation Policy	5.6(d)
Voting Agreement	Recitals

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AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of August 3, 2011 (this “Agreement”), by and among BEAGLE PARENT CORP., a Delaware corporation (“Parent”), BEAGLE ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and EMDEON INC., a Delaware corporation (the “Company”).
RECITALS
     WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, has (a) approved and declared advisable this Agreement, the merger of Merger Sub with and into the Company on the terms and subject to the conditions of this Agreement (the “Merger”) and the transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company, and (d) recommended to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”);
     WHEREAS, the board of directors of Merger Sub, has approved and declared advisable, and the board of directors of Parent has approved, this Agreement, the Merger and the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Guarantor is entering into a Limited Guarantee in favor of the Company with respect to certain of Parent’s and Merger Sub’s obligations under this Agreement;
     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the Rollover Stockholders have entered into the Rollover Letter with Parent pursuant to which, among other things, the Rollover Stockholders have agreed, on the terms and subject to the conditions set forth in the Rollover Letter, to make the Rollover Investment;
     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, certain stockholders of the Company (the “Principal Stockholders”) are entering into a voting agreement (the “Voting Agreement”) with Parent pursuant to which, among other things, the Principal Stockholders have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to (a) vote their shares of Class A Common Stock and their shares of Class B Common Stock in favor of adoption of this Agreement and (b) take certain other actions in furtherance of the transactions contemplated by this Agreement.
     Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER
     Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent.
     Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (local time) on the second Business Day after the day on which the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement; provided that if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), notwithstanding the satisfaction or waiver of such conditions, Buyer shall not be required to effect the Closing until the earlier of (i) a date during the Marketing Period specified by Parent on not less than two Business Days’ notice to the Company and (ii) the second Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver of all of the conditions set forth in Article VI as of the date determined pursuant to this proviso), or (b) at such other place and time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”
     Section 1.3 Effective Time. At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).
     Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger.
     Section 1.5 Certificate of Incorporation. The certificate of incorporation of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.

     Section 1.6 Bylaws. The bylaws of the Company shall, at the Effective Time, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.
     Section 1.7 Directors. The directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.
     Section 1.8 Officers. The officers of the Company immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.
ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK
     Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:
          (a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
          (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Common Stock owned by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its Subsidiaries immediately before the Effective Time, including, for the avoidance of doubt, each share of Common Stock contributed to Parent by the Rollover Investors in accordance with the Rollover Letter (collectively, the “Excluded Shares”), shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.
          (c) Conversion of Class A Common Stock.
               (i) Each share of Class A Common Stock (including, for the avoidance of doubt, each share of Class A Common Stock resulting from the exchange of Units and Class B Common Stock pursuant to Section 2.5 below) issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive $19.00 in cash, without interest (the “Merger Consideration”).
               (ii) All shares of Class A Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist,

and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2.
          (d) Cancellation of Class B Common Stock. Immediately prior to the Effective Time, but following the exchange of Units and Class B Common Stock pursuant to Section 2.5 below, each share of Class B Common Stock then outstanding shall be cancelled automatically and shall cease to exist, and no consideration shall be paid for such cancelled shares of Class B Common Stock.
          (e) Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Class A Common Stock shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Class A Common Stock) is declared with a record date during such period, then the Merger Consideration shall be equitably adjusted to reflect such change.
     Section 2.2 Surrender of Certificates and Book-Entry Shares.
          (a) Paying Agent. Not less than three Business Days before the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion. Parent shall be responsible for all fees and expenses of the Paying Agent.
          (b) Payment Fund. At the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares, Company Options and Company Stock Awards, for payment in accordance with this Article II through the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration and other amounts payable under Article II. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”
          (c) Payment Procedures.
               (i) Letter of Transmittal. At the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Class A Common Stock converted pursuant to Section 2.1(c)(i), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration. Such instructions shall provide that: (1) at the election of the surrendering holder, Certificates may be surrendered by hand delivery or otherwise and (2) the Merger Consideration payable in exchange for Certificates and/or Book-Entry Shares will be payable by wire transfer to the surrendering holder.
               (ii) Surrender of Shares. Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or such Book-Entry Share less any required withholding of Taxes. Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.
               (iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (x) pays any applicable transfer Taxes or other Taxes required by reason of payment of the Merger Consideration to a Person other than the registered holder of the Certificate or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such transfer Taxes have already been paid or are not applicable.
               (iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Class A Common Stock formerly represented by it.
          (d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Class A Common Stock represented by such Certificate.
          (e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.
          (f) Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986 (the “Code”), or any applicable state, local or foreign Tax Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.
          (g) No Liability. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.
          (h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing solely in such assets. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Class A Common Stock immediately prior to the Effective Time and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Class A Common Stock immediately prior to the Effective Time in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.
          (i) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent and/or the Surviving Corporation, which shall remain responsible for payment of the applicable Merger Consideration.
     Section 2.3 Company Options, Company Stock Awards and Company ESPP.
          (a) Except as otherwise agreed in writing after the date hereof by Parent and the applicable holder thereof, the Company shall take all necessary and appropriate actions so that, at the Effective Time, each option to acquire shares of Class A Common Stock under the Company’s Equity Plan (each, a “Company Option”) outstanding immediately prior to the Effective Time, including Earned Performance Options but not including Forfeited Performance Options, whether or not then vested or exercisable, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled and each such Company Option shall be converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Class

A Common Stock that may be acquired upon exercise of such Company Option. The Company Board or the Compensation Committee shall take all necessary and appropriate actions so that all Company Options other than the Forfeited Performance Options shall be vested in full as of immediately prior to the Effective Time and the Forfeited Performance Options shall be forfeited and expire and no longer be outstanding as of immediately prior to the Effective Time. “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Company Option. “Forfeited Performance Options” shall mean those Performance Options which are not Earned Performance Options. “Performance Options” shall mean the options issued pursuant to the Performance Option Agreement. “Performance Option Agreement” shall mean that certain Non-Qualified Stock Option Agreement dated as of August 11, 2009 by and between the Company and Tracy Bahl pursuant to which he was issued 643,422 performance-contingent options to acquired Class A Common Stock as in effect as of the date hereof. “Earned Performance Options” shall mean those Performance Options which, in accordance with their terms, are either “Earned” prior to the Effective Time or which would otherwise become “Earned” as a result of the consummation of the Merger.
          (b) Except as otherwise agreed in writing after the date hereof by Parent and the applicable holder thereof, each restricted stock unit that conveys the right to receive shares of Class A Common Stock (each, a “Company Stock Award”) outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Stock Award, shall be, at the Effective Time, canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration multiplied by the number of shares of Class A Common Stock in respect of which the Company Stock Award conveyed the right to receive. The Company Board or the Compensation Committee shall take all necessary and appropriate actions so that all Company Stock Awards shall be vested and all restricted periods shall lapse thereon in full as of immediately prior to the Effective Time.
          (c) The Company shall take all necessary and appropriate actions so that each option to purchase shares of Class A Common Stock outstanding as of immediately prior to the Effective Time under the Company ESPP shall terminate not later than the Effective Time, provided that the Company may permit each participant in the Company ESPP to purchase from the Company as many whole shares of Class A Common Stock as the balance of such participant’s account will allow as of a date not less than 10 days prior to the Effective Time (such date the “Purchase Date”), at the applicable price determined under the terms of the Company ESPP for such option, using the Purchase Date as the final purchase date for purposes of any offering period then in effect under the Company ESPP, and consistent with any other applicable limitations on purchases under the Company ESPP, and any amounts remaining in any participant’s account after such Purchase Date shall be refunded to the participant in cash.
          (d) The payment of the amounts set forth in Section 2.3(a) and Section 2.3(b) in respect of the Company Options and Company Stock Awards shall be reduced by any Tax withholding required under the Code or any applicable state, local or foreign Tax Law. To the extent that any amounts are so withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the holder of that Company Option or Company Stock Award for all purposes under this Agreement. The Company shall take all necessary and appropriate actions so that all Company Options and Company Stock Awards shall be canceled and the Company Equity Plan and the Company ESPP shall terminate at the Effective Time.
          (e) Not later than 10 days prior to the Effective Time, the Company shall mail to each holder of Company Options and Company Stock Awards a letter describing the treatment of and payment for such Company Options or Company Stock Awards pursuant to this Section 2.3 and providing instructions for use in obtaining payment for such Company Options or Company Stock Awards (which instructions shall provide that the cash payable to such holder pursuant to this Section 2.3 will be made by check or wire transfer in accordance with the holder’s instructions on file with the Company in respect of payroll and, if no such instructions are applicable to such holder, may be, at the election of such holder, mailed to such holder or transferred to such holder by wire transfer).
          (f) As promptly as practicable following the Effective Time and in any event not later than the third Business Day thereafter, Parent or the Surviving Corporation shall cause the Paying Agent to mail a check (or transfer by wire transfer) (i) to each applicable holder of a Company Option, in such amount due and payable to such holder pursuant to Section 2.3(a) in respect of such Company Option and (ii) to each applicable holder of a Company Stock Award, in such amount due and payable to such holder pursuant to Section 2.3(b) in respect of such Company Stock Award. Notwithstanding the foregoing, in lieu of the payments contemplated by the immediately preceding sentence, Parent and the Surviving Corporation may direct the Paying Agent to pay the Surviving Corporation (or its designees) for (but only to the extent of) any amounts the Surviving Corporation elects to pay to each holder of a Company Option or Company Stock Award in respect of the consideration payable therefor plus any amounts deducted and withheld with respect to any such amounts.
     Section 2.4 Dissenting Shares.
          (a) Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.4), any shares of Class A Common Stock (including, for the avoidance of doubt, each share of Class A Common Stock resulting from the exchange of Units and Class B Common Stock pursuant to Section 2.5 below) for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c). At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.
          (b) Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 2.2.

          (c) The Company shall give Parent (i) notice of any written demands for appraisal of any shares of Class A Common Stock, the withdrawals of such demands and any other instrument served on the Company under the DGCL and (ii) the right to participate in all negotiations and proceedings with respect to such demands for appraisal. Except to the extent required by applicable Law, the Company shall not offer to make or make any payment with respect to any such demands for appraisal without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.
     Section 2.5 Exchange of Units and Class B Common Stock. Immediately prior to the cancellation of shares of Class B Common Stock pursuant to Section 2.1(d) above, in accordance with Section 3.7(h) of the Sixth Amended and Restated Limited Liability Company Agreement (the “EBS Operating Agreement”) of EBS Master LLC (“EBS Master”), dated as of August 17, 2009, the Company shall cause each Unit (as defined in the EBS Operating Agreement) (each, a “Unit”), whether vested or unvested, together with each corresponding share of Class B Common Stock, held by each of the Management Members (each, as defined in the EBS Operating Agreement), including the Performance Awards but not including the Forfeited Performance Awards, to be exchanged for one share of Class A Common Stock, unless otherwise agreed to by the Company, Parent and a Management Member. The Company Board or the Compensation Committee shall take all necessary and appropriate actions so that all Units and Class B Common Stock other than the Forfeited Performance Awards held by each Management Member shall be vested in full as of immediately prior to the Effective Time and the Forfeited Performance Awards shall be forfeited and expire and no longer be outstanding as of immediately prior to the Effective Time. “Performance Awards” shall mean the “Performance Unvested EBS Units” (which includes a corresponding number of shares of Class B Common Stock, as defined in and issued pursuant to that certain Subscription and EBS Unit Vesting Agreement dated as of August 11, 2009 by and among the Company, EBS Master and Tracy Bahl. “Forfeited Performance Awards” shall mean those Performance Awards which are not Earned Performance Awards. “Earned Performance Awards” shall mean those Performance Awards which, in accordance with their terms, are either “Earned” prior to the Effective Time or which would otherwise become “Earned” as a result of the consummation of the Merger.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in (x) the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Company Disclosure Letter and any other representation or warranty made elsewhere in Article III, in either case, to which the relevance of such item is reasonably apparent from the face of such disclosure or (y) the Company SEC Reports filed with the SEC on or after August 11, 2009 and prior to the date of this Agreement (other than disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature, but it being agreed that this clause (y) shall not be applicable to

Section 3.8(a), Section 3.8(c), the second sentence of Section 3.8(e) and Section 3.8(f)), the Company represents and warrants to Parent and Merger Sub that:
     Section 3.1 Organization and Power. The Company is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Except as would not have a Company Material Adverse Effect, each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.
     Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the nature of its business or ownership, leasing or operation of its properties requires such qualification, except where failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect.
     Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into, deliver, and perform its obligations under, this Agreement and, subject to the receipt of the Requisite Company Vote with respect to the Merger, to consummate the transactions contemplated by this Agreement. The Company Board at a meeting duly called and held has duly and unanimously adopted resolutions: (a) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (b) approving and declaring advisable this Agreement, the Merger and the transactions contemplated by this Agreement, (c) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (d) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (e) recommending to the stockholders of the Company that they adopt this Agreement. Subject to the Requisite Company Vote having been obtained, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company.
     Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
     Section 3.5 Subsidiaries. Each of the Subsidiaries of the Company, after giving effect to the exchange of Units contemplated by Section 2.5 and the Rollover Letter, will be wholly-owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). Section 3.5 of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company, including the jurisdiction of organization of each such Subsidiary. The Company has made available to Parent true and correct copies of the

Organizational Documents of the Company and each of its Significant Subsidiaries, each as amended to the date of this Agreement.
     Section 3.6 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval, order, waiver or other authorization of, or, registration, declaration or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:
          (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;
          (b) the filing with the Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”), (ii) a Rule 13E-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) relating to the adoption of this Agreement by the stockholders of the Company and (iii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”);
          (c) any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under state securities Laws or “blue sky” Laws;
          (d) compliance with the Applicable Exchange rules and regulations;
          (e) the filing of a pre-merger notification and report form by the Company required under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);
          (f) compliance with and the filing and receipt, termination or expiration as applicable, of such other approvals or waiting periods as may be required under any (i) applicable foreign competition Law and (ii) applicable foreign investment Law (clauses (i) and (ii) collectively, “Foreign Competition Law”); and
          (g) any such Governmental Authorization, the failure of which to make or obtain, would not have a Company Material Adverse Effect (without regard to the exclusions set forth in clauses (ix) and (xii) of the definition of “Company Material Adverse Effect”).
     Section 3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of Organizational Documents of the Company, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made, (c) conflict with or result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to, or to a right of, termination, modification, cancellation or acceleration of any obligation or the loss of any benefit under, or accelerate any payment, trigger early renewal or re-pricing, or result in the adjustment or alteration of any material terms of, any Material Contracts, (d) result in the creation of any Lien upon any of the properties, assets or rights of the Company or any of its Subsidiaries (other than any Lien created as a result of any action take by Parent or Merger Sub) or (e) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contracts, other than in the case of clauses (b), (c), (d) and (e) of this Section 3.7, as would not have a Company Material Adverse Effect (without regarding to the exclusions set forth in clauses (ix) and (xii) of the definition of “Company Material Adverse Effect”).
     Section 3.8 Capitalization.
          (a) The Company’s authorized capital stock consists solely of (i) 400,000,000 shares of Class A Common Stock, (ii) 52,000,000 shares of Class B Common Stock and (iii) 25,000,000 shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”). As of August 2, 2011, (A) 91,208,582 shares of Class A Common Stock were issued and outstanding, (B) 916,420 shares of Class A Common Stock were issuable upon the expiration of the applicable restricted period with respect to issued and outstanding Company Stock Awards, (C) no shares of Class A Common Stock were held in treasury by the Company or any of its Subsidiaries, (D) 8,431,646 shares of Class A Common Stock were subject to issued and outstanding Company Options, (E) 8,842,548 shares of Class A Common Stock were reserved for issuance under the Company ESPP, (F) 24,689,142 shares of Class B Common Stock and 115,897,724 Units were issued and outstanding; (G) no shares of Class B Common Stock were held in treasury by the Company or any of its Subsidiaries and (H) no shares of Preferred Stock were issued and outstanding. Since August 2, 2011 and prior to the date hereof, there have been no issuances of shares of Preferred Stock, Class A Common Stock or Class B Common Stock, or Units, other than issuances of shares of Class A Common Stock pursuant to the exercise of Company Options then outstanding. Except as set forth above, as of the date hereof, there are no shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company.
          (b) All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive or similar rights.
          (c) Each outstanding share of capital stock of each Subsidiary that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive or similar rights. All equity interests of each Subsidiary that is not a corporation are duly created pursuant to the Laws of such Subsidiary’s jurisdiction of organization or formation, are issued and paid for in accordance with the Organizational Documents of such Subsidiary and are fully paid and non-assessable. Except as disclosed in Section 3.8(c) of the

Company Disclosure Letter, each of the outstanding shares of capital stock, or other equity or voting interest, in each Subsidiary is owned by the Company free and clear of any Lien (other than Permitted Liens).
          (d) Except for the capital stock and other equity interests of the Company’s Subsidiaries or as disclosed in Section 3.8(d) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person. Other than pursuant to the EBS Operating Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock or capital stock of any Subsidiary of the Company or (ii) to provide any funds to or make any investment in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation in (A) any Subsidiary of the Company that is not wholly-owned by the Company or (B) any other Person.
          (e) There are no voting trusts, proxies, stockholder agreements, registration rights agreements or similar Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of any shares of capital stock or other voting or equity interests of the Company or any of its Subsidiaries or any preemptive rights with respect thereto, other than the Stockholders Agreement and the Voting Agreement. There are no bonds, debentures, notes or other indebtedness the Company or any of its Subsidiaries that entitle the holder thereof to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) together with stockholders of the Company or its Subsidiaries on any matters with respect to the Company or its Subsidiaries.
          (f) Except as set forth above in this Section 3.8, there are no preemptive or other outstanding rights, options, warrants, conversion rights, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the Company’s stockholders on any matter, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
     Section 3.9 Voting. The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement.
     Section 3.10 SEC Reports. The Company and its Subsidiaries have timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company or its Subsidiaries with the SEC (collectively, the “Company SEC Reports”) since August 11, 2009. Except to the extent corrected by subsequent Company SEC Reports filed prior to the date hereof, such Company SEC Reports (a) complied, and each of the Company SEC Reports filed subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Laws, including the applicable rules and regulations promulgated thereunder and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.
     Section 3.11 Financial Statements; Internal Controls.
          (a) Each of the consolidated financial statements (including, in each case, the related notes thereto) of the Company and its consolidated Subsidiaries, for the fiscal year ended December 31, 2010 and the fiscal quarter ended March 31, 2011, included in the Company SEC Reports:
               (i) when filed complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;
               (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to the audited financial statements and subject, in the case of unaudited financial statements, to the absence of footnotes and normal year-end adjustments); and
               (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of operations and cash flows for the respective periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).
          (b) Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any director or executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company. The Company has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Applicable Exchange.
          (c) The Company and its Subsidiaries have established and maintain disclosure controls and procedures as defined in and required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known on a timely basis to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act. The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company and its Subsidiaries have established and maintain internal control over financial reporting (as defined in and in accordance with the requirements of Rule 13a-15(f) of the Exchange Act) effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
     Section 3.12 Liabilities. As of the date hereof, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries which are required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, other than:
          (a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2010 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;
          (b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business;
          (c) Liabilities incurred in connection with the transactions contemplated by this Agreement or as permitted or contemplated this Agreement;
          (d) Liabilities disclosed in Section 3.12 of the Company Disclosure Letter; and
          (e) other Liabilities that would not have a Company Material Adverse Effect.
Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among the Company and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act).
     Section 3.13 Absence of Certain Changes.
          (a) Except as otherwise contemplated, required or permitted by this Agreement since the Balance Sheet Date through the date hereof, (i) the Company and each of its Subsidiaries have conducted their respective business, in all material respects, in the ordinary course of such businesses consistent with past practice and (ii) neither the Company nor any of its Subsidiaries has taken any action or agreed to take any action that would be prohibited by Sections 5.1(a), (b), (e), (f), (h) and (k) if it were taken on or after the date of this Agreement without Parent’s consent.
          (b) Since the Balance Sheet Date through the date hereof, there has not been any Company Material Adverse Effect.
     Section 3.14 Litigation. As of the date hereof, there are no (i) material legal actions, arbitrations, litigations, suits or other civil or criminal proceedings or (ii) to the Knowledge of the Company, federal or state governmental investigations (including whistleblower (qui tam) suits) (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or to which any of their respective properties or assets is subject that would be material to the Company and its Subsidiaries, taken as a whole, or that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement. As of the date hereof, there are no Orders outstanding to which the Company or any of its Subsidiaries is subject or bound that would have a Company Material Adverse Effect or that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.
     Section 3.15 Material Contracts. Except for Contracts filed as exhibits to the Company SEC Reports or as disclosed in Section 3.15 of the Company Disclosure Letter, as of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to, and (ii) none of the Company, any of its Subsidiaries or any of their respective properties or assets are bound by (in each case, other than any Company Employee Benefit) (collectively, the “Material Contracts”):
          (a) any Contract that is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date hereof;
          (b) any Contract containing a covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business, to carry on business in any geographic region, to offer any product or service or operate within any industry or commercial field, or to compete with any Person to the extent such limitation is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted;

          (c) any limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the businesses of the Company and its Subsidiaries, taken as a whole, other than any such limited liability company, partnership or joint venture that is a Subsidiary of the Company;
          (d) any Contract under which (i) any Person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed outstanding Liabilities of the Company or any of its Subsidiaries or (ii) the Company or any Subsidiary has directly or indirectly guaranteed outstanding Liabilities of any Person (other than the Company or any Subsidiary) (in each case of (i) and (ii), which guarantee obligation exceeds $5,000,000, other than, in each case, endorsements for the purpose of collection in the ordinary course of business);
          (e) any Contract under which the Company or the applicable Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any of its Subsidiaries), in any such case which the outstanding balance, individually, is in excess of $5,000,000;
          (f) any Contract (other than among consolidated Subsidiaries of the Company) relating to any interest rate, currency or commodity derivatives or hedging transactions involving an amount in excess of $5,000,000;
          (g) any Contract under which the Company or the applicable Subsidiary, directly or indirectly, has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $5,000,000;
          (h) any Contract that obligates the Company or the applicable subsidiary to make, after the date hereof, any capital contribution or capital expenditure (in each case, including pursuant to any joint venture, but not including to any of the Company’s wholly owned Subsidiaries in the ordinary course of business) in excess of $5,000,000;
          (i) any Contract that prohibits the pledging of capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by any Subsidiary of the Company, in each case, other than pursuant to any joint venture;
          (j) any Contract that requires the future acquisition from another Person or future disposition to another Person of assets or capital stock or other equity interest of another Person and any other Contract that relates to an acquisition or similar transaction which contain indemnities or “earn-out” obligations with respect to the Company or any of its Subsidiaries, in any such case, after the date hereof with a value in excess of $5,000,000;
          (k) any Contract involving the exclusive licensing of any material Intellectual Property;

          (l) any Contract for the outsourcing of the development of any material software of the Company, in any such case which, individually, is in excess of $5,000,000 during the 12-month period immediately prior to the date hereof; and
          (m) any Contract for indemnification, advancement of expenses (other than the advancement of business expenses in the ordinary course) or exculpation of liability with any current or former director, officer or employee of the Company or any of its Subsidiaries.
Each Contract of the type described in clauses (a) through (m) above (and, for purposes of the next sentence, each Contract of the types described in clauses (a) through (m) above that would be required to be disclosed if all dollar amounts were changed to $2,000,000), is referred to herein as a “Material Contract”. Except as would not have a Company Material Adverse Effect: (i) each Material Contract is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company or its Subsidiary and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, (ii) none of the Company, its applicable Subsidiary or, to the Knowledge of the Company, any other party thereto, is in breach of or default under any such Material Contract, (iii) to the Knowledge of the Company, no party to any Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would constitute a default, require consent or result in the loss of a material benefit or give rise to any right of termination, amendment, acceleration or cancellation, under the provisions of such Material Contract, and (iv) neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract (A) of the existence of any event, or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract or (B) with respect to the termination, non-renewal or renegotiation of the material terms of any Material Contract. The Company has made available to Parent true and complete copies of all Material Contracts in effect as of the date hereof, including any material amendments thereto.
     Section 3.16 Benefit Plans.
          (a) Section 3.16(a) of the Company Disclosure Letter lists all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and all material stock purchase, stock option, severance, employment, consulting, change-of-control, collective bargaining, bonus, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, incentive, deferred compensation, supplemental retirement and other material benefit plans (including the Company Equity Plan and the Company ESPP), agreements, programs, policies or commitments, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (ii) to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants or which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or any trade or business (whether or not incorporated) which would be treated at any relevant time as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code or Section 4001 of

ERISA (an “ERISA Affiliate”), excluding plans, agreements, programs, policies or commitments under which neither the Company nor any Subsidiary of the Company has any remaining obligations. All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Employee Benefits.”
          (b) With respect to each of the Company Employee Benefits, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document, (ii) the most recent summary plan description, (iii) the three (3) most recent annual reports on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion and (v) if the Company Employee Benefits are intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”). Except as disclosed in Section 3.16(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any non-U.S. Company Employee Benefits.
          (c) No Company Employee Benefit is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Company nor any of its Subsidiaries has at any time within the preceding six years sponsored or contributed to, or has or had any liability or obligation in respect of any multiemployer plan. The Company does not maintain, sponsor or contribute to, and has not within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA and no material liability under Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate which would result in liability to the Company.
          (d) Except as would not have a Company Material Adverse Effect, each of the Company Employee Benefits is in compliance with ERISA, the Code and other applicable Law. Except as would not have a Company Material Adverse Effect, there has not occurred any “reportable event” (as such term is defined in Section 4043 of ERISA), other than those events as to which the thirty-day notice period is waived. With respect to each of the Company Employee Benefits that is intended to qualify under Section 401(a) of the Code (i) a favorable determination or opinion letter has been issued by the IRS with respect to such Company Employee Benefit and (ii) to the Knowledge of the Company, no event has occurred since the date of such qualification or exemption that would materially and adversely affect such qualification. To the extent that any Company Employee Benefits are subject to the requirements of Section 409A of the Code, they have been and are being operated in material compliance with Section 409A of the Code.
          (e) Except as would not result in material liability, none of the Company Employee Benefits provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law.
          (f) Except as set forth in this Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) will not (i) entitle any Company employee to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement (ii) result in any material payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (iii) increase any material benefits otherwise payable under any of the Company Employee Benefits, (iv) result in the acceleration of the time of payment or vesting of any material compensation or benefits from the Company or any of its Subsidiaries to any current or former employee of the Company or any of its Subsidiaries or (v) limit or restrict the right of Parent or the Surviving Corporation to merge, amend or terminate any of the Company Employee Benefits. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) will not result in the making of “excess parachute payments” as defined in Section 280G(b) of the Code.
          (g) There are no pending, or, to the Knowledge of the Company, threatened, Legal Actions against any of the Company Employee Benefits, other than ordinary claims for benefits by participants and beneficiaries or as would not have a Company Material Adverse Effect.
          (h) Without limiting any other provision of this Section 3.16, to the Knowledge of the Company, no event has occurred and no condition exists, with respect to any of the Company Employee Benefits, that have subjected or could subject the Company or any Subsidiary, or any of the Company Employee Benefits or any successor thereto, to any material tax, fine, penalty or other liability (other than a liability arising in the normal course, including an obligation to make contributions or payments, as applicable, when ordinarily due under the Company Employee Benefits with respect to employees (or, if applicable, independent contractors) of the Company and the Subsidiaries), except as would not have a Company Material Adverse Effect. The Company and its Subsidiaries shall have no material liability for, under, with respect to or otherwise in connection with any of the Company Employee Benefits, which liability arises under ERISA or the Code, by virtue of the Company or any Subsidiary being aggregated, with any other Person (other than the Company or a Subsidiary) that is an ERISA Affiliate or in a controlled group or affiliated service group for purposes of ERISA or the Code at any relevant time prior to the Closing.
          (i) Except as contemplated by this Agreement, since the Balance Sheet Date, the Company has not materially increased the amount of base compensation, target annual bonus or severance payable or to become payable to any of its directors, executive officers or other members of senior management.
          (j) Neither the Company nor any of its Subsidiaries has or through the Closing will have any obligation to pay an individual’s taxes that may be imposed under Section 4999 of the Code.
     Section 3.17 Labor Relations.
          (a) No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor contract. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.
          (b) Except as would not have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to hiring and termination of employees, the proper classification of employees and/or independent contractors, wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the six months prior to the date of this Agreement that remains unsatisfied.
          (c) Except for Section 3.13(b), Section 3.16 and this Section 3.17 constitute the exclusive representations and warranties of the Company with respect to the subject matters set forth in Section 3.16 and this Section 3.17.
     Section 3.18 Taxes.
          (a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects.
          (b) The Company and its Subsidiaries have fully and timely paid all material Taxes that are required to be paid and withheld all amounts that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholder, Affiliate or third party, except with respect to matters being contested in good faith as to which adequate reserves have been established in the most recent financial statements in accordance with GAAP for such Taxes. There are no Liens with respect to Taxes upon any of the assets or properties of either the Company or its Subsidiaries other than with respect to Taxes not yet due and payable.
          (c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, material Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.
          (d) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened in writing with respect to any material Tax matter with respect to, or material Taxes due from or with respect to the Company or any of its Subsidiaries. No written claim that could result in the Company or any of its Subsidiaries being liable for a material amount of Taxes has been made within the last five (5) years by any Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
          (e) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports.
          (f) During the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.
          (g) Neither the Company nor any of its Subsidiaries the stock of which has been acquired by the Company in the past three years (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company or any of its Subsidiaries) filing a consolidated federal income Tax Return or (ii) has any liability for Taxes of any person (other than the Company and its Subsidiaries) arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise. None of the Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement (other than the Tax Receivable Agreements, agreements among the Company and its wholly-owned Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial lending agreements, employment agreements, stock or asset purchase agreements, or arrangements with landlords, lessors, customers and vendors).
          (h) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by the Company or any of its Subsidiaries.
          (i) Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state or local law by reason of a change in accounting method initiated by it and neither the Company nor any of its Subsidiaries has any knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries, which, in any such case, could affect a taxable period, or portions thereof, of the Company or any of its Subsidiaries that ends after the Closing Date.
          (j) Neither the Company nor any of its Subsidiaries have engaged in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4.
          (k) The Company has fully and timely paid all amounts due and payable under the Tax Receivable Agreements. All Liabilities of the Company under the Tax Receivable Agreements not yet due and payable have been properly accounted for by the Company in a manner consistent with GAAP.

          (l) Neither the Company nor any of its Subsidiaries has taken any action outside of the ordinary course of business that would reasonably be expected to have the effect of requiring the application of one or more Valuation Assumptions (as defined in one or more of the Tax Receivable Agreements) in determining the Company’s obligations under any such Tax Receivable Agreement. Neither the Company nor any of its Subsidiaries has taken any action outside the ordinary course of business with the intention of otherwise increasing, accelerating or fixing the Company’s liability under any such Tax Receivable Agreement.
          (m) Section 3.18(m) of the Company Disclosure Letter lists (i) all entity classification elections made on Form 8832 filed by the Company or any of its Subsidiaries and all elections under Section 754 of the Code (and any analogous state, local, and foreign elections) (“Section 754 Election”) made with respect to any Subsidiary of the Company and (ii) the effective date and termination date of each such election. The Company has made available to Parent true and complete copies of each such election. EBS Master has had a valid Section 754 Election in effect at all times since January 1, 2008 through the date hereof and will have a valid Section 754 Election in effect through the Closing Date, and the predecessor of EBS Master has had a valid Section 754 Election in effect for its taxable year ended November 16, 2006.
     Section 3.19 Environmental Matters. Except as would not have a Company Material Adverse Effect: (a) the operations of the Company and each of its Subsidiaries comply with, and since August 11, 2009, have complied with, applicable Law relating to (i) pollution, contamination, protection of the environment or employee health and safety, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”), (b) the Company and its Subsidiaries possess and maintain in good standing, and since August 11, 2009, have possessed and maintained in good standing, all Permits required under Environmental Law necessary for their respective operations, and such operations are, and have been since August 11, 2009 in compliance with applicable Permits, (c) since August 11, 2009, neither the Company nor any of its Subsidiaries has received any notice alleging non-compliance with or liability under any applicable Environmental Law, and no Legal Action arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, (d) to the Knowledge of the Company, since September 12, 2008 there has been no release of Hazardous Substances on, at, above, under or from any facility or real property currently or formerly owned, leased or operated by the Company, any of its Subsidiaries, and (e) to the Knowledge of the Company, no condition exists on any property, currently or formerly, owned or operated by the Company which has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Law. Except for Section 3.13(b), this Section 3.19 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 3.19.

     Section 3.20 Intellectual Property.
          (a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of (i) all Owned Intellectual Property that is registered, issued or the subject of a pending application for registration and (ii) all Licensed Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted.
          (b) To the Knowledge of the Company, either the Company or one of its Subsidiaries owns all right, title and interest in and to the Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and, to the Knowledge of the Company, the Owned Intellectual Property is valid and enforceable. To the Knowledge of the Company, the Company and each Subsidiary has a right to use the Owned Intellectual Property and the Licensed Intellectual Property in the manner that it is currently used in the business of the Company and each Subsidiary, except as would not have a Company Material Adverse Effect.
          (c) As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of the Company, threatened against or affecting, the Company or its Subsidiaries or any current or former officer, director or employee of the Company or its Subsidiaries (i) based upon, or challenging or seeking to deny or restrict, the use or ownership by the Company or any of its Subsidiaries of any of the Owned Intellectual Property, (ii) alleging that the use or exploitation of the Owned Intellectual Property or the Licensed Intellectual Property or any services provided, processes used, or products manufactured, used, imported or sold by the Company do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property or other proprietary Right of any third party or (iii) alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property, or other proprietary Right of any third party, in each case of clause (i), (ii) or (iii), except as would not have a Company Material Adverse Effect.
          (d) To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement shall not alter, impair or extinguish any Rights of the Company or any of its Subsidiaries in the Owned Intellectual Property or Licensed Intellectual Property, except as would not have a Company Material Adverse Effect.
          (e) The Company and its Subsidiaries take commercially reasonable steps consistent with industry practice to protect and preserve the Owned Intellectual Property.
          (f) To the Knowledge of the Company, no material software owned by the Company or any of its Subsidiaries that is distributed to third parties uses, incorporates, is derived from or has embedded in it any software code that is subject to an “open source,” copyleft, or similar license in a manner that requires such software to be licensed pursuant to the provisions of any such license.
          (g) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries take commercially reasonable actions consistent with industry practice to protect the confidentiality, integrity and security of their software, databases, systems, computer and telecommunications equipment, information technology, networks and Internet sites and all information stored or contained therein or transmitted thereby from any unauthorized use, access, or modification, and, except as would not have a Company Material Adverse Effect, no such unauthorized use, access or modification has occurred.
          (h) The Company and its Subsidiaries maintain policies and procedures regarding data security, privacy and the use of data in their businesses that are commercially reasonable and meet the requirements of and are in compliance with Laws.
     Section 3.21 Real Property.
          (a) Neither the Company nor any of its Subsidiaries owns any real property. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good, valid and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. As of the date of this Agreement, none of the Company’s and any of its Subsidiaries’ leasehold interest in any such property is subject to any Lien, except for Permitted Liens. The use and operation of the leased real property used by the Company and its Subsidiaries do not violate any Law, covenant, condition, restriction, easement, license, permit or agreement, except for such violations as would not have a Company Material Adverse Effect.
          (b) Each of the material leases, subleases and other agreements to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (the “Real Property Leases”) is, subject to the Enforceability Exceptions, valid binding and in full force and effect, except where the failure to be valid, binding or in full force and effect would not have a Company Material Adverse Effect. As of the date of this Agreement, no breach or default on the part of the Company or any such Subsidiary exists under any Real Property Lease, except as would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of termination from any lessor under any Real Property Lease.
     Section 3.22 Permits; Compliance with Law.
          (a) Except as would not have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”) and (ii) all such Company Permits are in full force and effect. Except as would not have a Company Material Adverse Effect, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or threatened in writing.
          (b) Except as would not have a Company Material Adverse Effect, since August 11, 2009, the Company and its Subsidiaries have been in compliance with all Laws applicable to their business or operations and have not received any written notice of any violations of such Laws. Since August 11, 2009 until the date hereof, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any Permit will be terminated or materially modified or, to the Knowledge of the Company, is threatened with suspension or will not be renewed in the ordinary course of business consistent with past practice, except as would not have a Company Material Adverse Effect.
          (c) No representation is made under this Section 3.22 with respect to SEC reports, financial statements and internal controls, employee benefits, labor, Tax, environmental, intellectual property or Health Care Laws matters, which matters are addressed in Section 3.10, Section 3.11, Section 3.16, Section 3.17, Section 3.18, Section 3.19, 3.20 and Section 3.28, respectively.
     Section 3.23 Insurance. Except as would not have a Company Material Adverse Effect, (a) the Company and/or its Subsidiaries maintain insurance policies in such amounts and against such risks as are customary in the industry in which the Company and its Subsidiaries operate, (b) to the Knowledge of the Company, each such insurance policy is legal, valid, binding and enforceable subject to the Enforceability Exceptions, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy and (d) as of the date hereof, no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.
     Section 3.24 Affiliated Transactions. No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is, or since August 11, 2009 has been, a party to any transaction, Contract, agreement, arrangement or understanding with the Company or its Subsidiaries, nor are there any of the foregoing currently proposed to the Company’s audit committee, or has any material interest in any property used by the Company or its Subsidiaries, in each case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (collectively, “Affiliate Transactions”). The Company maintains and enforces a policy requiring that all Affiliate Transactions be presented to the Company’s audit committee for prior authorization and approval or ratification.
     Section 3.25 Opinions of Financial Advisors. Each of Morgan Stanley & Co. LLC and UBS Securities LLC (the “Company Financial Advisors”) has delivered to the Company Board its opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration is fair, from a financial point of view, to holders of Class A Common Stock (other than as set forth in such opinion).
     Section 3.26 Brokers. No broker, finder or investment banker other than the Company Financial Advisors is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent true and complete copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the Persons to whom such fees are payable.
     Section 3.27 Certain Business Practices. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (nor, to the Knowledge

of the Company, any of their respective officers, directors or employees) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction, including any Anticorruption Laws.
     Section 3.28 Health Care Matters.
          (a) Except as would not have a Company Material Adverse Effect, since August 11, 2009, the Company and its Subsidiaries have at all times been in compliance with all Health Care Laws applicable to their business or operations and have not received any subpoena, or any written demand, notice of investigation or other such notice from any Governmental Authority of any violations of such Health Care Laws.
          (b) To the Knowledge of the Company, none of the Company, the Subsidiaries, or their respective officers, directors or managing employees is currently excluded, debarred, suspended, or otherwise ineligible to participate in any Programs or has been convicted of a criminal offense that falls within the scope of 42 U.S.C § 1320a-7(a), but has not yet been excluded, debarred, suspended, or otherwise declared ineligible.
          (c) Neither the Company nor, to the Knowledge of the Company, any officer or director of the Company or any other key Company personnel have now, or in the past, been subject to a corporate integrity agreement with the United States Department of Health and Human Services Office of the Inspector General or a similar agreement (e.g., deferred prosecution agreement) with any other Governmental Authority.
          (d) The Company has made available to Parent complete and current copies of all material compliance policies and procedures and privacy notices of the Company relating to Information Laws.
          (e) To the Knowledge of the Company, except as would not have a Company Material Adverse Effect, there have been no breach of Information Laws or other security or data breaches compromising or otherwise involving Personal Information that is in or has been in the Company’s possession in any format.
          (f) To the Knowledge of the Company, the Company has not received any notice or other communication from the Centers for Medicare and Medicaid Services challenging the processing by the Company of transactions containing legacy identifiers for non-Medicare claims in transactions that Company processes, except as would not have a Company Material Adverse Effect.
          (g) Except for Section 3.13(b), this Section 3.28 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 3.28.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company before the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Parent Disclosure Letter and any other representation and warranty made elsewhere in Article IV, in either case, to which the relevance of such item is reasonably apparent from such disclosure, Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:
     Section 4.1 Organization and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.
     Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The board of directors of each of Parent and Merger Sub has adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The board of directors of each of Parent and Merger Sub have (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement and (b) declared that it is in the best interests of the stockholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement, by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub. This Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions. No vote or consent of the stockholders of Parent is required by applicable Law or the Organizational Documents of Parent in connection with the Merger or the other transactions contemplated by this Agreement.
     Section 4.3 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:
          (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;
          (b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act;

          (c) the filing of pre-merger notification and report form by Parent required under the HSR Act;
          (d) compliance with and the filings and receipt, termination or expiration as applicable, of such other approvals or waiting periods as may be required under any Foreign Competition Law; and
          (e) any such Governmental Authorization, the failure of which to make or obtain would not have a Parent Material Adverse Effect.
     Section 4.4 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:
          (a) contravene or conflict with, or result in any violation or breach of, any provision of the Organizational Documents of Parent or Merger Sub;
          (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.3 have been obtained or made;
          (c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not have a Parent Material Adverse Effect; or
          (d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not have a Parent Material Adverse Effect.
     Section 4.5 Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.
          (a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.
          (b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. No shares of Common Stock or securities that are convertible, exchangeable or exercisable into Common Stock are beneficially owned (as defined by Rule 13d-3 under the Exchange Act) by Parent or Merger Sub, or any direct or indirect wholly-owned Subsidiary of Parent or Merger Sub. Merger Sub has no Subsidiaries.

          (c) None of Parent, Merger Sub or Guarantor own, directly or indirectly, beneficially or of record, any shares of Common Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.
          (d) Except for the Voting Agreement and the Rollover Letter, true and complete copies of which have been made available to the Company before the date of this Agreement, none of Parent, Merger Sub and their respective Affiliates has any agreement, arrangement or understanding concerning the transactions contemplated by this Agreement with any Principal Stockholder or director of the Company, including any such agreement, arrangement or understanding that would in any way prevent, restrict, impede or affect adversely the ability of the Company or any of the Company’s directors or stockholders to entertain, negotiate or participate in any Takeover Proposal made before or following the Requisite Company Vote in accordance with Section 5.4.
     Section 4.6 Financing. Section 4.6 of the Parent Disclosure Letter sets forth true and complete copies of (i) an executed equity commitment letter from Blackstone Capital Partners VI L.P. (the “Sponsor”) to provide equity financing (the “Equity Financing”) to Parent and/or Merger Sub (the “Equity Commitment Letter”), (ii) an executed rollover commitment letter (the “Rollover Letter”) from HFCP VI Domestic AIV, L.P., H&F Harrington AIV II, L.P., Hellman & Friedman Capital Executives VI, L.P. and Hellman & Friedman Capital Associates VI, L.P. (collectively, the “Rollover Investors”) pursuant to which, and subject to the terms and conditions of which, the Rollover Investors have committed to contribute to Parent, the Surviving Corporation or a direct Subsidiary of the Surviving Corporation the amount of shares of Common Stock and Units set forth therein and to consummate the transactions contemplated by the Unit Purchase Agreement attached thereto (the “Rollover Investment”) and (iii) an executed debt commitment letter and related term sheets (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitments”) from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Barclays Capital, and Citigroup Global Markets Inc. (the “Lenders”) pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to provide Parent and/or Merger Sub with loans in the amounts described therein, the proceeds of which may be used to consummate the Merger and the other transactions contemplated by this Agreement (the “Debt Financing” and, together with the Equity Financing pursuant to the Equity Commitment Letter, the “Financing”). As of the date hereof, each of the Financing Commitments and the Rollover Letter is a legal, valid and binding obligation of Parent or Merger Sub and, to the Knowledge of the Parent, the other parties thereto, enforceable in accordance with its terms. As of the date hereof, each of the Financing Commitments and the Rollover Letter is in full force and effect, and neither of the Financing Commitments nor the Rollover Letter has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect. As of the date hereof, to the Knowledge of the Parent, neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in any of the Financing Commitments and the Rollover Letter. As of the date hereof, there is no fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, would reasonably be expected to (A) make any of the assumptions or any of the statements set forth in the Financing Commitments and the Rollover Letter inaccurate in any material respect, (B) result in any of the conditions in the Financing Commitments and the Rollover Letter not being satisfied or (C) otherwise result in the Financing not being available, or the Rollover Investment not being made. As of the date hereof, neither the Sponsor nor any Lender has notified Parent or Merger Sub of its intention to terminate either of the Financing Commitments or not to provide the Financing, and none of the Rollover Investors has notified Parent or Merger Sub of its intention to terminate the Rollover Letter or not to make the Rollover Investment. Assuming (1) the Financing is funded in accordance with its terms and conditions, (2) the Rollover Investment is made in accordance with the terms and conditions of the Rollover Letter and (3) the satisfaction of the conditions to the Parent and Merger Sub’s obligation to consummate the Merger set forth in Sections 6.2(a), 6.2(b), 6.2(c) and 6.2(d), the net proceeds from the Financing will, together with the Rollover Investment, be sufficient to consummate the Merger and the other transactions contemplated by this Agreement, including the payment by Parent and Merger Sub of the Merger Consideration, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, and any related repayment or refinancing of any indebtedness of the Company or any of its Subsidiaries, and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement. Parent or Merger Sub has paid in full any and all commitment or other fees required by the Financing Commitments that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due. There are no side letters, understandings or other agreements or arrangements relating to the Financing (except for customary fee letters and engagement letters which do not contain any additional conditions to closing or other agreements relating to the availability of the full amount of the Financing, and a complete copy of the fee letter has been made available to the Company with customary redactions of fee amounts and certain other terms) or the Rollover Investment to which Parent, Merger Sub or any of their respective Affiliates are a party that relate to the amount, availability or conditions of the Financing or the Rollover Investment, other than the Financing Commitments and the Rollover Letter. There are no conditions precedent related to the funding of the full amount of the Financing, other than as explicitly set forth in the Financing Commitments, and there are no conditions precedent related to the contribution of the full amount of the Rollover Investment, other than as explicitly set forth in the Rollover Letter. Assuming the satisfaction of the conditions to the Parent and Merger Sub’s obligation to consummate the Merger set forth in Sections 6.2(a), 6.2(b), 6.2(c) and 6.2(d), neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing or the contribution of the full amount of the Rollover Investment, or that the Financing will not be available to, or that the Rollover Investment will not be contributed to, Parent or Merger Sub or other applicable Person on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing, the Rollover Investment or any alternative financing.
     Section 4.7 Solvency. On and as of the Closing Date, and after giving effect to the transactions contemplated by this Agreement, including the Financing and any alternative financing (including any financing to be issued or incurred in lieu of the bridge facility in the Debt Commitment Letter) permitted by this Agreement, the payment of the Merger Consideration, the incurrence of indebtedness in connection with the Debt Financing, and the repayment or refinancing of debt as contemplated herein and in the Debt Commitment Letter, and assuming (i) the Company is Solvent immediately prior to the Effective Time, (ii) the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger as set forth herein, or the waiver of such conditions and (iii) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable to Parent, the Surviving Corporation and the Surviving Corporation’s Subsidiaries, taken as a whole, will be Solvent.
     Section 4.8 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.
     Section 4.9 No Regulatory Impediment. There is no material fact relating to Parent or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to impair the ability of the parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any Governmental Authority or third party necessary for the consummation of the transactions contemplated by this Agreement.
     Section 4.10 Absence of Certain Arrangements. Other than this Agreement, the Voting Agreement, the Rollover Letter and those other agreements contemplated hereby, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of their respective Affiliates (including any of the Principal Stockholders), on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.
     Section 4.11 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or Merger Sub, other than any such fee that is conditioned upon consummation of the Merger.
     Section 4.12 Limited Guarantee. Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company a limited guarantee of Blackstone Capital Partners VI L.P. (the “Guarantor”) in favor of the Company, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Limited Guarantee”). The Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor, enforceable in accordance with its terms, subject to the Enforceability Exceptions, and has not been amended, withdrawn or rescinded in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

     Section 4.13 Independent Investigation. In entering into this Agreement and each of the other documents and instruments relating to the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub have each relied upon its own investigation and analysis, and Parent and Merger Sub acknowledge and agree (a) that, except for the specific representations and warranties of the Company contained in this Agreement (as qualified by the Company Disclosure Letter and the Company SEC Reports) or the certificate delivered by the Company pursuant to Section 6.2(d), none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates, stockholders or Representatives and (b) that, to the fullest extent permitted by applicable Law, none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives shall have any liability or responsibility whatsoever to Parent or Merger Sub, their respective Affiliates, stockholders or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent or Merger Sub, their respective Affiliates, stockholders or Representatives, except as and only to the extent expressly set forth in this Agreement.
ARTICLE V
COVENANTS
     Section 5.1 Conduct of Business of the Company. From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, except as contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to conduct its operations only in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise required by applicable Law, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall not, and shall cause its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned:
          (a) Organizational Documents. Amend or modify any of the Organizational Documents of the Company or any of its Subsidiaries;

          (b) Dividends. Make, declare, set aside or pay any dividend or distribution on any shares of its capital stock or set any record date therefor, other than cash dividends and cash distributions by wholly-owned Subsidiaries of the Company;
          (c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock (including through the issuance or granting of Company Options, Company Stock Awards, or Units) or (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to (w) the exercise of the Company Options in accordance with the terms in effect on the date of this Agreement or the vesting of Company Options as provided in Section 2.3(a), (x) the vesting of Company Stock Awards in accordance with the terms in effect on the date of this Agreement or as provided in Section 2.3(b), (y) the exchange or conversion of exchangeable or convertible securities (including Units and Class B Common Stock), in each case outstanding as of the date of this Agreement or pursuant to Contracts existing as of the date of this Agreement) or (z) the purchase, redemption or other acquisition of Common Stock or equity interests of the Company or its Subsidiaries from former employees, directors and consultants to the extent required by any Contract or Company Employee Benefit providing for the repurchase of Common Stock or such other equity interests in connection with any termination of services to the Company or any of its Subsidiaries.
          (d) Compensation and Benefits. (i) Materially increase the compensation or benefits payable or to become payable to any of its (A) employees other than in the ordinary course of business or (B) directors or officers; (ii) enter into or amend any Contract providing for the employment or consultancy of any Person on a full time, part time, consulting or other basis or otherwise providing compensation or other benefits to any Person other than in the ordinary course of business; or (iii) establish, adopt, enter into, amend, renew or terminate any material Company Employee Benefit or any employee benefit plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a material Company Employee Benefit, except, in the case of each of clauses (i) through (iii), (A) to the extent required by applicable Law, this Agreement or any Company Employee Benefit or other agreement in effect on the date of this Agreement, (B) pursuant to existing collective bargaining or national labor agreements or (C) to comply with Section 409A of the Code and guidance applicable thereunder;
          (e) Acquisitions. Acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, except for any such transaction (i) which is between the Company and any of its wholly-owned Subsidiaries or between any such wholly-owned Subsidiaries, (ii) for which the consideration paid (including assumed indebtedness for borrowed money) does not exceed $5,000,000 or (iii) pursuant to any Contract existing and in effect as of the date hereof, true and complete copies of which have been made available to Parent;

          (f) Dispositions. Sell, lease, license, transfer, pledge, mortgage, encumber, grant or dispose of or enter into negotiations with respect to the disposition of any material Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iii) other dispositions in the ordinary course of business, (iv) any Permitted Liens or (v) pursuant to any Contract existing and in effect as of the date hereof, true and complete copies of which have been made available to Parent;
          (g) Loans. Make any loans, advances or capital contributions to or investments in any Person (other than (i) to wholly-owned Subsidiaries of the Company, (ii) to employees for advancement of related business expenses in the ordinary course of business, (iii) to any joint venture in which the Company or any of its Subsidiaries has any equity interest, and (iv) any other loans or capital contributions in an aggregated amount not to exceed $2,000,000);
          (h) Indebtedness; Guarantees. Incur, assume or guarantee any new indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than the Company or any of its Subsidiaries) with respect to any indebtedness for borrowed money (including any debt securities), in excess of $5,000,000 in the aggregate, which indebtedness shall be prepayable in full without premium or penalty (other than ordinary course breakage costs);
          (i) Capital Expenditures. Make capital expenditures that exceed the amount of capital expenditures contemplated by the Company’s 2011 annual forecast as provided by the Company to Parent prior to the date hereof, minus the aggregate amount of the Company’s capital expenditures under such forecast prior to the date hereof, plus $10,000,000;
          (j) Non-Compete. Enter into any Contract that restricts, in any material respect, the ability of the Company or any of its Subsidiaries, taken as a whole, to compete with any business or in any geographic area, or to solicit customers;
          (k) Dissolution. Adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization;
          (l) Accounting. Make, change or revoke any material Tax election (which for this purpose shall include the election to take “bonus depreciation” under Section 168 of the Code, whether or not such election has been made in previous years, and an election to accelerate the period of recovery for software research and development expenses under Section 174 of the Code) or change its material accounting policies or procedures, other than as required by GAAP or applicable Law;
          (m) Tax Receivable Agreements. Take any action outside of the ordinary course of business that would reasonably be expected to have the effect of requiring the application of one or more Valuation Assumptions (as defined in one or more Tax Receivable Agreements) in determining the Company’s obligations under any such Tax Receivable Agreement, or take any action outside of the ordinary course of business with the intention of otherwise increasing, accelerating or fixing the Company’s liability under any such Tax Receivable Agreement, or fail to satisfy the material obligations imposed on the Company pursuant to the terms of the Tax Receivable Agreements.
          (n) Contracts. Enter into any Material Contract containing any “change of control” or similar provision that would be triggered by the transactions contemplated hereby and result in a Liability or loss of a benefit that would be material to the Company and its Subsidiaries, taken as a whole;
          (o) Legal Actions. Waive, release, assign, settle or compromise any material Legal Action, other than (i) in the ordinary course of business in an amount not to exceed $5,000,000 (net of any amount covered by insurance) and/or (ii) if the loss resulting from such waiver, release, assignment settlement or compromise is reasonably expected to be reimbursed to the Company or any of its Subsidiaries by an insurance policy (subject to any deductible or retention);
          (p) Taxes. (i) File any amended Tax Return involving a material amount of additional Taxes (except as required by law), (ii) settle or compromise any Tax liability or any claim for a material refund of Taxes, or enter into any closing agreement with respect to any material Tax, except for an agreement or compromise with respect to a Tax for an amount that is not materially in excess of the amount reserved therefor on the financial statements of the Company and its Subsidiaries included in the Company SEC Reports, or (iii) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes (other than extensions and waivers granted during the ordinary course of an audit or examination);
          (q) Maintenance of Material Intellectual Property. Except as would not cause a Company Material Adverse Effect, fail to pay any fee, make any filing or take any other step which the Company or Subsidiary would otherwise be able to take necessary to maintain the existence, validity and enforceability of Owned or Licensed Intellectual Property; or
          (r) Related Actions. Authorize, commit or agree to do any of the foregoing.
Nothing contained in this Agreement gives, or is intended to give, Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement gives, or is intended to give, the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
     Section 5.2 Conduct of Business of Parent. Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) take or agree to take any action that would reasonably be expected to (a) delay or prevent the consummation of the transactions contemplated by this Agreement or (b) materially interfere with Parent’s (or any of its

Affiliates’) ability to make available to the Paying Agent at the Effective Time funds sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement or Guarantor’s obligations under the Limited Guarantee.
     Section 5.3 Access to Information; Confidentiality.
          (a) The Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the officers, employees, properties, auditors, authorized representatives, books and records of the Company and its Subsidiaries and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent, its Representatives and the Financing Sources may reasonably request. Nothing herein shall require the Company or any of its Subsidiaries to (A) grant access to the extent such access would unreasonably disrupt or impair the business or operations of the Company or any of its Subsidiaries or (B) disclose information to the extent such disclosure would, in the Company’s good faith opinion after consultation with legal counsel, (x) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (y) violate any applicable Law or any confidentiality obligation of such party. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and the Company shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege.
          (b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated June 22, 2011 (the “Confidentiality Agreement”), between Blackstone Management Partners L.L.C. and the Company with respect to the information disclosed under this Section 5.3; provided, that notwithstanding the terms of the Confidentiality Agreement, Parent may provide such information to potential sources of capital, including the Financing Sources, and to rating agencies and prospective lenders and investors during syndication of the Debt Financing (including any alternative financing) subject to customary confidentiality arrangements.
          (c) Nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company in its sole discretion.
     Section 5.4 Solicitation.
          (a) From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII hereof, and except as expressly permitted by Section 5.4(b), the Company shall not, and the Company shall cause its Subsidiaries and direct its Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly take any action designed to encourage or facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or may reasonably be expected to constitute, a Takeover Proposal, (ii) enter into or participate in any discussions with, or furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the property, books or records of the Company or its Subsidiaries to, any Person that, to the Knowledge of the Company, is seeking to make, or has made, a Takeover Proposal (other than to state that the Company is not permitted to have discussions), or (iii) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the Company in respect of or in contemplation of any Takeover Proposal, or publicly propose to do any of the foregoing; provided, that notwithstanding anything in this Agreement to the contrary, the Company shall be permitted to take any of the actions described in the foregoing clause (iii) if the Company Board determines in good faith, after consultation with outside legal counsel, that a failure to cause the Company to take any such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board, to the extent required in order for such applicable Person to make a Takeover Proposal.
          (b) Notwithstanding Section 5.4(a), following the receipt by the Company of a Takeover Proposal after the date hereof and prior to obtaining the Requisite Company Vote, if the Company Board determines in good faith, (i) after consultation with the Company’s outside legal counsel and financial advisors, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (ii) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (A) and (B) below with respect to such Takeover Proposal would reasonably be expected to be inconsistent with its fiduciary duties, then the Company may, in response to such Takeover Proposal, prior to obtaining the Requisite Company Vote (after which time the Company and its Representatives shall cease immediately all such actions), (A) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement, so long as any material non-public information provided under this clause (A) has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person, and (B) participate in discussions and negotiations regarding such Takeover Proposal.
          (c) From and after the date of this Agreement, the Company shall advise Parent orally and in writing (i) if any non-public information is requested from the Company or any of its Representatives by any Person that, to the Knowledge of the Company, is seeking to make, or has made, a Takeover Proposal, (ii) the receipt of any Takeover Proposal, specifying the material terms and conditions thereof and the identity of the party making such Takeover Proposal, and (iii) any material modifications to the financial or other material terms and conditions of such Takeover Proposal, in each case within one Business Day after the Company’s receipt thereof.
          (d) Except as set forth in Section 5.4(e) and Section 5.4(f), the Company Board shall not (i) change, withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent (or publicly propose to do so), (ii) authorize, adopt, approve, endorse, recommend or declare advisable a Takeover Proposal (or publicly propose to do so) or (iii) approve, recommend or allow the Company to enter into a Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement).

          (e) Notwithstanding Section 5.4(d), the Company Board may, at any time prior to obtaining the Requisite Company Vote and in response to a Superior Proposal received by the Company Board after the date of this Agreement, terminate this Agreement to enter into a Contract with respect to such Superior Proposal, but only if:
               (i) the Company shall have complied in all material respects with its obligations under this Section 5.4;
               (ii) the Company shall have first provided prior written notice to Parent that it is prepared to terminate this Agreement to enter into a Contract with respect to such Superior Proposal, which notice shall include (A) to the extent provided to the Company, an unredacted copy of any material Contract relating to such Superior Proposal that contains the material terms and conditions of such Superior Proposal, and (B) the identity of the party making such Superior Proposal (a “Notice of Superior Proposal”); and
               (iii) Parent does not make, within five calendar days after a Notice of Superior Proposal is delivered to Parent (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent and an additional two calendar day period), a binding and irrevocable written and complete proposal (including any schedules or exhibits) that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, causes the Superior Proposal described in such Notice of Superior Proposal to no longer constitute a Superior Proposal; provided, that during such five calendar day period after a Notice of Superior Proposal is provided to Parent (or such two calendar day period after an additional notice of any material change to the financial or other terms and conditions of a Superior Proposal is provided to Parent), the Company shall, and shall direct its financial and legal advisors, to negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the Superior Proposal described in such Notice of Superior Proposal ceases to constitute a Superior Proposal.
          (f) Notwithstanding anything to the contrary in this Agreement, at any time before obtaining the Requisite Company Vote, if the Company has complied in all material respects under this Section 5.4, and the Company Board has concluded in good faith, following consultation with its outside legal counsel, that its failure to withdraw, modify or amend the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to stockholders under applicable Law, then the Company Board may withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent.
          (g) Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to stockholders under applicable Law or such disclosure is otherwise required under applicable Law. For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable Law) constitute a change, withdrawal, modification or amendment of the Company Board Recommendation under this Agreement.
          (h) The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 5.4 by any Representatives of the Company, other than General Atlantic LLC or Hellman & Friedman LLC or any of their respective Affiliates (other than the Company or any of its Subsidiaries or any director of the Company), shall be deemed to be a breach of this Section 5.4.
     Section 5.5 Company Proxy Statement; Schedule 13E-3.
          (a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Company Proxy Statement and the Company and Parent shall jointly prepare and file with the SEC the Schedule 13E-3. The Company shall use reasonable best efforts as promptly as reasonably practicable (and after consultation with Parent) to respond to any comments or requests for additional information made by the SEC with respect to the Company Proxy Statement and the Company and Parent shall use reasonable best efforts as promptly as reasonably practicable to jointly respond to any comments or requests for additional information made by the SEC with respect to the Schedule 13E-3. The Company will use reasonable best efforts to cause the Company Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after confirmation from the SEC that it has no further comments on the Company Proxy Statement and the Schedule 13E-3 (or that the Company Proxy Statement and Schedule 13E-3 is otherwise not to be reviewed by the SEC). Parent and Merger Sub shall cooperate with the Company in the preparation of the Company Proxy Statement and the Schedule 13E-3. Without limiting the generality of the foregoing, (i) each of Parent and Merger Sub will furnish to the Company the information relating to it and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement, that is customarily included in proxy statements or Rule 13E-3 transaction statements on Schedule 13E-3 prepared in connection with transactions of the type contemplated by this Agreement or that is reasonably requested by the Company, and (ii) prior to the filing with the SEC or the mailing to the Company’s stockholders of the Company Proxy Statement or the filing with the SEC of the Schedule 13E-3, the Company shall provide Parent with a reasonable opportunity to review and comment on, and the Company shall reasonably consider all comments reasonably proposed by Parent with respect to, the Company Proxy Statement and the Schedule 13E-3. The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Company Proxy Statement or the Schedule 13E-3.
          (b) The Company agrees that none of the information included or incorporated by reference in the Company Proxy Statement or the Schedule 13E-3 will, at the date it is first mailed to the stockholders of the Company or filed with the SEC, as applicable, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;

provided, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Company Proxy Statement or the Schedule 13E-3 for inclusion or incorporation by reference therein. The Company agrees that the Company Proxy Statement and the Schedule 13E-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.
          (c) Parent and Merger Sub agree that none of the information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion in the Company Proxy Statement or the Schedule 13E-3 shall, at the date it is first mailed to the stockholders of the Company or filed with the SEC, as applicable, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Company Proxy Statement or the Schedule 13E-3 for inclusion or incorporation by reference therein.
          (d) The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 5.4.
     Section 5.6 Employees; Benefit Plans.
          (a) For a period of one year following the Closing Date (the “Continuation Period”), Parent shall cause the Surviving Corporation and its Subsidiaries to provide to individuals who, immediately prior to the Effective Time, were employees of the Company or any of its Subsidiaries (each, an “Employee”) (i) salary or hourly wage rate and bonus or commission opportunities that, in the aggregate, are no less favorable than those provided to Employees under the compensation and benefit plans, programs, policies, agreements and arrangements of the Company and its Subsidiaries in effect immediately prior to the Effective Time and (ii) other compensation and benefits (excluding equity and equity-based awards) that in the aggregate are no less favorable than the compensation and benefits being provided to Employees immediately prior to the Effective Time under the Company Employee Benefits or other programs, policies, agreements and arrangements of the Company and its Subsidiaries. Notwithstanding anything to the contrary set forth herein, after the Effective Time, nothing herein shall (i) prevent the amendment or termination of any employee benefit plan in accordance with the terms of such employee benefit plan or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to conform to or comply with applicable Law or (ii) limit the right of the Parent or the Surviving Corporation to terminate the employment of any Employee after the Closing Date.
          (b) Parent shall cause the Surviving Corporation and its Subsidiaries to, honor all Company Employee Benefits (including all severance and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Employee Benefits and except as provided herein; provided, that nothing herein shall prevent the amendment or termination of any specific plan, program policy, agreement or arrangement, or interfere with Parent’s, the Surviving Corporation’s or any of their respective Affiliates’ rights or obligations to make such changes, in each case as are necessary to comply with applicable Law. Notwithstanding the foregoing, for the later of the duration of the Continuation Period or the remaining term of any individual employment, severance or separation agreement in effect immediately prior to the Effective Time, Parent shall provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under the Company’s severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time (each, a “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Employee under any Company Severance Plan. Following the end of the Continuation Period, Parent shall be permitted to alter the duties and employment terms applicable to a given Employee solely to the extent permitted under the terms of any employment agreement with such Employee, as in effect immediately prior to the Effective Time.
          (c) As of and after the Effective Time, Parent shall cause the Surviving Corporation to recognize, without duplication, credit for all purposes (excluding benefit accruals under any qualified or non-qualified defined benefit pension plan) for each such Employee’s years of service with the Company and its Subsidiaries (and their predecessor entities) prior to the Effective Time (“Prior Service”) (to the extent the Company recognized such service for corresponding benefits) under any employee compensation, incentive, and benefit (including vacation and severance) plans, programs, policies and arrangements maintained for the benefit of Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation (each, a “Parent Plan”); provided, however, that no such credit should be required for any Employee with respect to benefits required to be provided to other Employees in order to satisfy any legal or tax-qualification requirements. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations (to the extent waived, satisfied or inapplicable under the corresponding plan maintained by the Company and its Subsidiaries immediately prior to the Effective Time) and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.
          (d) With respect to any accrued but unused vacation time to which any Employee is entitled pursuant to the vacation policy or individual agreement or other arrangement applicable to such Employee immediately prior to the Effective Time, (the “Vacation Policy”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, (i) allow such Employee to use such accrued vacation and (ii) if any Employee’s employment terminates during the Continuation Period under circumstances entitling the Employee to severance pay under the Company Severance Plan, pay the Employee, in cash, an amount equal to the value of the accrued vacation time.

          (e) Any and all bonus or other compensation arrangements adopted or to be adopted before the Closing which relate to services to be performed through the Closing or on or after the Closing, including without limitation any arrangements disclosed in Section 5.1(d) of the Company Disclosure Letter, shall be finalized, and the allocations to individual participants shall be made, by the Company subject to reasonable consultation with Parent.
          (f) Without limiting Section 8.11, nothing in this Section 5.6, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.6. No provision of this Section 5.6 shall modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Affiliates.
     Section 5.7 Directors’ and Officers’ Indemnification and Insurance.
          (a) For a period of six years following the Effective Time (provided, that such period shall be extended with respect to all unresolved claims for indemnification by any Indemnified Party as of the sixth anniversary of the Effective Time until such claims are finally resolved), Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director or officer of the Company or any of its Subsidiaries and the fiduciaries of any Company Employee Benefits (the “Indemnified Parties”) as provided in (i) the Organizational Documents of the Company, (ii) the minutes of any meetings of the Company Board or any committee of the Company Board, (iii) the minutes of any meetings of the boards of directors, or any committee of the boards of directors or equivalent governing bodies, of any of the Subsidiaries, (iv) agreements between an Indemnified Party and the Company or one of its Subsidiaries or (v) otherwise in effect at the Effective Time, to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of this Agreement.
          (b) For a period of six years following the Effective Time (provided, that such period shall be extended with respect to all unresolved claims for indemnification by any Indemnified Party as of the sixth anniversary of the Effective Time until such claims are finally resolved), Parent and the Surviving Corporation shall, jointly and severally, indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director or officer or other capacity of such other Person at the request of the Company, or fiduciaries of Company Employee Benefits, whether asserted or claimed at, after or before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise). If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then Parent and the Surviving Corporation shall, jointly and severally, advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by the DGCL, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, (i) each of Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action.
          (c) Parent and the Surviving Corporation shall, jointly and severally, maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 250% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 250% amount being the “Maximum Premium”). If Parent and the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.7(c), before the Effective Time, the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.7(c) and, if the Company elects to purchase such a policy before the Effective Time, then Parent and the Surviving Corporation’s obligations under this Section 5.7(c) shall be satisfied so long as Parent and the Surviving Corporation cause such policy to be maintained in effect for a period of six years following the Effective Time.
          (d) Parent hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons. Parent hereby agrees that (i) Parent and the Surviving Corporation are the indemnitor of first resort (i.e., their obligations to the Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary), (ii) Parent and the Surviving Corporation shall be required to advance the full amount of expenses incurred by any such Indemnified Party and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Party may have against any such other Person and (iii) Parent and the Surviving Corporation irrevocably waive, relinquish and release such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and Surviving Corporation further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the

Surviving Corporation shall affect the foregoing and such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Surviving Corporation.
          (e) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.
          (f) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7.
     Section 5.8 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable. The terms of this Section 5.8 shall not limit the rights of the Company set forth in Section 5.4.
     Section 5.9 Consents; Filings; Further Action; Notices.
          (a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent and the Company shall, and Parent shall cause each of its Affiliates to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the transactions contemplated by this Agreement, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the HSR Act, any Foreign Competition Law, the DGCL, the Applicable Exchange rules and regulations and any other applicable Law and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.9 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws as soon as practicable, including, in the case of clauses (i) and (iii), by agreeing to accept any undertaking or condition, to enter into any consent decree or hold separate order, to make any divestiture or to accept any operational restriction or limitation required by any Governmental Authority. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.
          (b) As promptly as practicable after the date of this Agreement (and in any event not later than 10 Business Days following the date hereof), each of Parent and the Company shall file, and shall cause their respective Affiliates to file, and, unless so requested by the applicable Governmental Authority, not withdraw any notification and report forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of Justice, as applicable, and shall, and shall cause their Affiliates to, promptly make any further filings pursuant thereto that may be necessary, proper or advisable.
          (c) Each of Parent and the Company shall, and shall cause their Affiliates to, promptly inform the other party upon receipt of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request. No party shall, or shall permit any of its Affiliates to, participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent or any of its Affiliates proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Affiliates to, use its reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Law as promptly as practicable.
          (d) The Company shall use reasonable best efforts to give reasonably prompt notice to Parent, and Parent shall use reasonable best efforts to give reasonably prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Authority in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent and (ii) of any action commenced or, to such party’s Knowledge, threatened against, relating to or otherwise affecting such party or any of its Subsidiaries in connection with, arising from or relating to this Agreement or the Merger and other the transactions contemplated hereby (“Transaction Litigation”); provided, that (x) the Company and Parent shall give each other the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation and (y) neither the Company nor any Company Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation or consent to the same, other than any such compromise, settlement, arrangement or consent involving only the payment of damages not in excess of a reasonable amount, or unless Parent shall otherwise have consented in writing (such consent not to be unreasonably withheld, delayed or conditioned). Notwithstanding anything to the contrary in this Section 5.9(d), each party’s disclosure obligations pursuant to this Section 5.9(d) shall be subject to the limitations on, and requirements with respect to, disclosure set forth in the second and third sentences of Section 5.3(a) (applied mutatis mutandis to Parent and Merger Sub).
     Section 5.10 Public Announcements. Except as provided for in this Agreement, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement; provided, that Parent’s consent shall not be required, and the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions taken in compliance with Section 5.4(e), Section 5.4(f) or Section 5.4(g). Notwithstanding the foregoing, without the prior consent of the other parties, the Company may disseminate the information included in a press release or other document previously approved for external distribution by Parent.
     Section 5.11 Fees, Expenses and Conveyance Taxes. Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses.
     Section 5.12 Financing Efforts.
          (a) Each of Parent and Merger Sub shall, and shall cause each of its Affiliates to, use its reasonable best efforts to obtain the Financing not later than the date the Closing is required to be effected in accordance with Section 1.2, on the terms and conditions contained in the Financing Commitments (including the flex provisions) and to consummate the Rollover Investment pursuant to the Rollover Letter in accordance with the terms thereof, including using its reasonable best efforts to (i) comply with its obligations under the Financing Commitments and the Rollover Letter, (ii) negotiate and enter into definitive agreements with respect to the Financing Commitments on terms and conditions (including flex provisions) no less favorable to Parent and Merger Sub than those contained in the Financing Commitments, (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub contained in the Financing Commitments (including definitive agreements related thereto) and the Rollover Letter within their control, including the payment of any commitment, engagement or placement fees required as a condition to the Financing, and (iv) consummate the Financing and the Rollover Investment at or prior to the Closing Date (it being understood that it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing, the Rollover Investment or any alternative financing).

Notwithstanding anything to the contrary in the immediately preceding sentence, each of Parent and Merger Sub shall, and shall cause each of its Affiliates to, take all actions reasonably necessary to (i) maintain in effect the Financing Commitments and the Rollover Letter and (ii) enforce all of its rights under the Financing Commitments (or any definitive agreements relating thereto) and the Rollover Letter. Notwithstanding any contrary provision of this Agreement, in no event shall Parent, Merger Sub or any of their Affiliates be obligated to commence any legal action against any Lender. Parent shall keep the Company informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Financing (including providing the Company with copies of draft and definitive agreements and other documents related to the Financing) and the Rollover Investment. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any material breach or default by any other party to any of the Financing Commitments, the Equity Commitment Letter, the Rollover Letter or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Person with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitments, the Equity Commitment Letter, the Rollover Letter or definitive agreements related to the Financing of any provisions of the Financing Commitments, the Equity Commitment Letter, the Rollover Letter or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Commitments, the Equity Commitment Letter, the Rollover Letter or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing or to consummate the Rollover Investment or the amount of shares of Common Stock and Units to be contributed on the Closing Date, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing or the Rollover Investment on the terms and conditions (including any market flex) contemplated by any of the Financing Commitments, the Equity Commitment Letter, the Rollover Letter or definitive agreements related the Financing. As soon as reasonably practicable, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence. Prior to the Closing, Parent or Merger Sub shall not, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Financing Commitments (or definitive agreements related thereto) or the Rollover Letter, in each case, to the extent such amendment, modification or supplement or waiver, individually or in the aggregate, could reasonably be expected to have the effect of (A) adversely affecting the ability or likelihood of Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement or (B) amending, modifying or supplementing the conditions or contingencies to the Financing in a manner that makes it less likely the Financing will be funded or imposing new or additional conditions or expanding any existing condition to the receipt of the Financing; provided, that Parent and Merger Sub may amend, modify, supplement, restate or replace the Debt Financing or Debt Commitment Letter, in whole or in part, subject to the foregoing clauses (A) and (B), with Parent or Merger Sub to promptly deliver to the Company copies of any such amendment, modification, supplement, restatement or replacement. In the event all conditions applicable to the Financing Commitments and/or the Rollover Letter have been satisfied, Parent shall use its reasonable best efforts to cause the Lenders, Sponsor and the Rollover Investors to fund the Financing and make the Rollover Investment, as applicable, required to consummate the transactions contemplated by this Agreement as soon as practicable. In the event that any portion of the Financing becomes unavailable, Parent shall notify the Company and use its reasonable best efforts to arrange alternative financing from the same or other sources of financing on terms and conditions (including the economic terms, covenants, flex provisions and funding conditions) no less favorable to Parent and Merger Sub than those contained in the Financing Commitments as of the date hereof (the “Alternate Terms and Conditions”), in an amount sufficient to replace such unavailable Financing on the terms and conditions set forth herein or the Alternate Terms and Conditions. For purposes of Section 5.12(a) and (b) and the definitions of Compliant, Marketing Period and Required Information, references to (x) “Debt Financing” and “Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented, restated or replaced by this Section 5.12(a), any debt securities or other financing to be issued or incurred in lieu of the bridge facility in the Debt Commitment Letter and any alternative financing required by this Section 5.12(a), (y) references to “Debt Commitment Letter” shall include any amendment, modification, restatement, supplement and replacement permitted by this Section 5.12(a) and any alternative financing required by this Section 5.12(a), and (z) “Lenders” and “Financing Sources” shall include lenders and other financing sources (including underwriters, placement agents and initial purchasers) providing the Debt Financing pursuant any amendment, modification, restatement, supplement and replacement permitted by this Section 5.12(a) and any alternative financing required by this Section 5.12(a). In the event that Parent is required pursuant to this Section 5.12(a) to provide any information that is subject to attorney-client or similar privilege, Parent may withhold disclosure of such information to the extent that it complies, mutatis mutandis, with the last sentence of Section 5.3(a).
          (b) The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, at Parent’s sole cost and expense, use reasonable best efforts to provide all cooperation reasonably requested by Parent, Merger Sub and their authorized Representatives in connection with the arrangement of the Financing, including (i) using reasonable best efforts to participate in a reasonable number of meetings, road show and investor presentations, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the Financing on reasonable advance notice, including direct contact between senior management and representatives (including accounting) of the Company and its Subsidiaries, on the one hand, and the Financing Sources, potential lenders and investors for the Financing, on the other hand, (ii) using reasonable best efforts to (A) provide to Parent and Merger Sub from time to time all information and disclosures regarding the Company and its Subsidiaries reasonably requested by the Financing Sources and assisting with the preparation of appropriate and customary materials for rating agency presentations, offering and syndication documents (including private placement memoranda, lender and investor presentations and bank information memoranda), business projections and other marketing documents customarily required in connection with the Financing (all such documents and materials, collectively the “Offering Documents”) and (B) identify any portion of any information contained in any Offering Documents that constitutes material non-public information, (iii) using reasonable best efforts to furnish Parent, Merger Sub and the Financing Sources with all Required Information, (iv) using reasonable best efforts to furnish all documentation and other information required by Governmental Entities under applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001, relating to the Company and its Subsidiaries, (v) using reasonable best efforts to satisfy the conditions precedent set forth in the

Financing Commitments or any definitive documentation relating to the Financing to the extent the satisfaction of such conditions requires the cooperation of, or is within the control of the Company, (vi) using reasonable best efforts to issue customary representation letters to auditors and using reasonable best efforts to assist Parent in obtaining corporate, credit, facility and securities ratings from rating agencies, (vii) using reasonable best efforts to issue customary letters to the Financing Sources authorizing the distribution of information to prospective lenders and making customary representations to the Financing Sources that such information does not contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading, (viii) using reasonable best efforts to facilitate the pledging of collateral, (ix) using reasonable best efforts to take corporate actions reasonably necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Company, including any high yield debt financing, by the Company and its Subsidiaries immediately upon the Effective Time, (x) using reasonable best efforts to cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable and not unreasonably interfering with the business of the Company and subject to the limitations on, and requirements with respect to, disclosure and access set forth in the second and third sentences of Section 5.3(a), Section 5.3(b) and Section 5.3(c), (xi) using reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at or prior to Closing relating to all indebtedness to be paid off, discharged and terminated on the Closing Date, and (xii) using reasonable best efforts to assist in the preparation of, and to execute and deliver, one or more credit agreements, indentures, purchase agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent (including delivery of a solvency certificate of the chief financial officer of the Company in the form contemplated by the Debt Commitment Letter); provided, that (A) the Company shall not be required to become subject to any obligations or Liabilities with respect to any agreements or documents under this clause (xii) prior to the Closing and (B) nothing shall obligate the Company to provide any legal opinion or other opinion of counsel, or any information that would, in its good faith opinion after consultation with legal counsel, result in a violation of Law or loss of attorney-client privilege; provided, further that any information so withheld from disclosure shall be subject to the last sentence of Section 5.3(a). Parent shall, on demand, reimburse the Company for all reasonable costs incurred by the Company and its Subsidiaries in connection with such cooperation. The Company and its Representatives shall be given a reasonable opportunity to review and comment on any Offering Documents that are to be presented during any meetings conducted in connection with the Financing, and Parent shall give due consideration to any such comments proposed by the Company and its Representatives. The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to, and is not reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company, its Subsidiaries and its or their respective marks. Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and their respective Representatives shall not incur any Liability to any Person under or in connection with, the arrangement of the Financing or any alternative financing that Parent or Merger Sub may raise in connection with the transactions contemplated by this Agreement until the Closing. If this Agreement is terminated prior to the Effective Time, Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Affiliates and its and their respective Representatives from and against any and all Liabilities to third parties and reasonable out-of-pocket costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing or any alternative financing and any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries expressly for use in connection therewith, or historical financial information relating to the Company or its Subsidiaries), except to the extent such Liabilities, costs or expenses arose out of or resulted from the fraud, willful misconduct or intentional misrepresentation of the Company, any of its Subsidiaries or its or their respective Representatives.
     Section 5.13 Section 16b-3. Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     Section 5.14 FIRPTA Certificate. On or prior to the Effective Time, the Company shall deliver to Parent a certificate or certificates in compliance with Treasury Regulation Section 1.1445-2(c)(3), certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code.
     Section 5.15 Agreements with Principal Stockholders. From and after the date hereof until the Requisite Company Vote is obtained, in no event shall Parent or Merger Sub or any of their respective Affiliates, on the one hand, enter into any Contract with any of the Principal Stockholders or any of their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the business, operations or other interests of the Company and its Subsidiaries after the Effective Time or any Tax Receivable Agreement, unless such Contract shall terminate, by its terms, upon the termination of this Agreement without payment or penalty or any further obligations. In addition, from and after the date hereof until the Requisite Company Vote is obtained, in no event shall Parent amend in any material respect, or waive any material requirement under, the Voting Agreement or the Rollover Letter, in each case, without the prior written consent of the Company.
     Section 5.16 Tax Receivable Agreements. On or prior to the Closing Date, the Company agrees to enter into amendments to (i) the Tax Receivable Agreement (Exchanges), dated as of August 17, 2009, by and among the Company and the other Persons party thereto, and (ii) the Tax Receivable Agreement (Reorganizations), dated as of August 17, 2009, by and among the Company and the other Persons party thereto, substantially in the forms attached as Exhibit D to the Interim Investors Agreement.
ARTICLE VI
CONDITIONS
     Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

     (a) Company Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Company Vote in accordance with the DGCL and the Organizational Documents of the Company.
               (b) Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
               (c) No Orders. No Governmental Authority shall have issued any Order that enjoins or otherwise prohibits consummation of the Merger.
          Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or before the Closing Date of the following conditions:
               (a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Section 3.13(b) shall be true and correct in all respects at and as of the date hereof; (ii) Article III of this Agreement (other than those contained in Section 3.1, Section 3.3, Section 3.8(a), the last sentence of Section 3.8(c) (as it relates to Significant Subsidiaries), Section 3.8(f) (as it relates to the Company and Significant Subsidiaries) and Section 3.26) shall be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, at and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), with only such exceptions as would not individually or in the aggregate have a Company Material Adverse Effect; and (iii) Section 3.1, Section 3.3, Section 3.8(a), the last sentence of Section 3.8(c) (as it relates to Significant Subsidiaries), Section 3.8(f) (as it relates to the Company and Significant Subsidiaries) and Section 3.26 shall be true and correct in all material respects at and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).
               (b) Performance of Obligations. The Company shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement at or before the Closing Date.
               (c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.
               (d) Officer’s Certificate. Parent shall have received a certificate, signed by either the Chief Executive Officer or Chief Financial Officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).
          Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or before the Closing Date of the following conditions:
               (a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Parent Material Adverse Effect” qualifications contained in them, as though made at and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of representations and warranties to be true and correct in all respects would not individually or in the aggregate have a Parent Material Adverse Effect.
               (b) Performance of Obligations. Each of Parent and Merger Sub shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement at or before the Closing Date.
               (c) Officer’s Certificate. The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).
          Section 6.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.8, Section 5.9 and Section 5.12, materially contributed to the failure of such condition to be satisfied.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
          Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time by mutual written consent of Parent and the Company.
          Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:
               (a) if the Merger has not been consummated by February 9, 2012 (the “Termination Date”); provided, that notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of any representation, warranty, covenant or agreement of this Agreement has materially contributed to the failure to consummate the Merger by such date;
               (b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote is not obtained upon a vote taken thereof (or adjournment, postponement or recess thereof); or
               (c) if any Governmental Authority shall have issued any Order that permanently enjoins or otherwise permanently prohibits consummation of the Merger and such

Order is or shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have used reasonable best efforts to challenge such Order and cause such Order to be withdrawn, rescinded, terminated, cancelled or otherwise nullified.
          Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Effective Time:
               (a) if, prior to obtaining the Requisite Company Vote, the Company Board changes, withdraws, modifies or amends the Company Board Recommendation in any manner adverse to Parent (or publicly proposes to do so);
               (b) if, prior to obtaining the Requisite Company Vote, (i) the Company Board adopts, approves, endorses, recommends or declares advisable any Takeover Proposal (or publicly proposes to do so), or (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class or equity or securities of the Company then outstanding is commenced and the Company Board recommends in favor of such tender offer or exchange offer by its stockholders (or publicly proposes to do so); or
               (c) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would reasonably be expected to give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b) and (ii) has not been cured by the Company within 20 Business Days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement
          Section 7.4 Termination by the Company. This Agreement may be terminated by the Company:
               (a) at any time prior to obtaining the Requisite Company Vote if the Company Board has determined to enter into a definitive agreement with respect to a Superior Proposal pursuant to and in accordance with the terms and conditions of Section 5.4(e); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.4(a) unless (i) the Company has complied in all material respects with the requirements of Section 5.4, and (ii) concurrently with such termination, the Company pays the fee specified in Section 7.6(b)(i);
               (b) at any time prior to the Effective Time if Parent or Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would reasonably be expected to give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within 20 Business Days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement;
               (c) at any time prior to the Effective Time if (i) all conditions in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that, by their nature,

are to be satisfied at the Closing (and which are, at the time of the termination of this Agreement, capable of being satisfied if the Closing were to occur at such time) or the failure of which to be satisfied is attributable primarily to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement), (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, and Parent was unable, prior to such date, to cause the Debt Financing to be funded at such date upon delivery of a drawdown notice by Parent and/or notice from Parent that the Equity Financing will be funded at such date, and (iii) the Company has confirmed in writing to Parent that all conditions set forth in Section 6.3 have been satisfied (or that it would be willing to waive any unsatisfied conditions in Section 6.3 for purposes of consummating the Merger); or
               (d) at any time prior to the Effective Time, whether or not the Company has sought or is entitled to seek specific performance pursuant to Section 8.15, if (i) all conditions in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (and which are, at the time of the termination of this Agreement, capable of being satisfied if the Closing were to occur at such time) or the failure of which to be satisfied is attributable primarily to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement), (ii) (A) the Debt Financing has been funded or will be funded at the date the Closing is required to have occurred pursuant to Section 1.2 upon delivery of a drawdown notice by Parent and/or notice from Parent that the Equity Financing and the Rollover Investment will be funded at such date, or (B) the Debt Financing has not been or cannot be funded at the date the Closing is required to have occurred pursuant to Section 1.2 and the failure of such funding is attributable primarily to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement, (iii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 and (iv) the Company has confirmed in writing to Parent that all conditions set forth in Section 6.3 have been satisfied (or that it would be willing to waive any unsatisfied conditions in Section 6.3 for purposes of consummating the Merger).
          Section 7.5 Manner and Effect of Termination. Any party terminating this Agreement pursuant to any of Section 7.2, Section 7.3 or Section 7.4 shall give written notice of such termination to the other party in accordance with this Agreement, which written notice shall specify the provision or provisions hereof pursuant to which such termination is being effected. If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no Liability on the part of any party to this Agreement (or any Parent Related Party or Company Related Party) other than as provided in Section 7.6; provided, that notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 5.3(b), Section 5.10, Section 5.11, the second and last sentences of Section 5.12(b), this Section 7.5, Section 7.6, Article VIII, the Limited Guarantee and the Confidentiality Agreement shall survive any termination of this Agreement.

          Section 7.6 Fees and Expenses Following Termination.
               (a) Except as set forth in Section 5.12(b) or this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 5.11.
               (b) If the Agreement is terminated by:
                    (i) the Company pursuant to Section 7.4(a), then the Company shall pay, or cause to be paid, to or as directed by Parent an amount equal to $65,000,000 (the “Company Termination Fee”), such payment to be made by wire transfer of immediately available funds concurrently with such termination;
                    (ii) Parent pursuant to Section 7.3(a) or Section 7.3(b), then the Company shall pay, or cause to be paid, to or as directed by Parent by wire transfer of immediately available funds an amount equal to the Company Termination Fee within two Business Days following such termination;
                    (iii) Parent pursuant to Section 7.3(c), then the Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds within two Business Days following such termination the reasonable and documented out-of-pocket expenses incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement (including the Financing) in an amount not to exceed $10,000,000 (the “Parent Expenses”);
                    (iv) (A) the Company pursuant to Section 7.2(a) or Parent pursuant to Section 7.2(a) or 7.3(c), and (B) subsequent to the execution of this Agreement, a bona fide Takeover Proposal is publicly announced, which is not publicly withdrawn by the Person making such Takeover Proposal prior to the termination of this Agreement, and (C) within 12 months following the date of such termination, the Company enters into a definitive agreement with respect to, or consummates a transaction regarding, any Takeover Proposal (whether or not such Takeover Proposal was received, originally announced, or made known subsequent to the execution of this Agreement), then the Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the excess of the Company Termination Fee over any Parent Expenses previously paid pursuant to Section 7.6(b)(iii) within two Business Days following the date on which the Company consummates such transaction regarding a Takeover Proposal; provided, that for purposes of this Section 7.6(b)(iv), the references to 20% in the definition of the term “Takeover Proposal” shall be deemed to be replaced with 50%; or
                    (v) by the Company pursuant to Section 7.4(c), then Parent shall pay, or cause to be paid, to the Company an amount equal to $80,000,000 (such payment, the “Parent Financing Termination Fee”), such payment to be made by wire transfer of immediately available funds within two Business Days following such termination; or
                    (vi) by the Company pursuant to Section 7.4(b) or Section 7.4(d), then Parent shall pay, or cause to be paid, to the Company an amount equal to $153,000,000 (such payment, the “Parent Breach Termination Fee” and, together with the Parent

Financing Termination Fee, the “Parent Termination Fee”), such payment to be made by wire transfer of immediately available funds within two Business Days following such termination.
               (c) Parent and the Company acknowledge that (i) the fees and other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent and the Company would not enter into this Agreement, and (iii) any amount payable pursuant to this Section 7.6 does not constitute a penalty.
               (d) If the Company fails to pay the Company Termination Fee or the Parent Expenses, or Parent fails to pay the Parent Termination Fee, as applicable, in each case as required pursuant to this Section 7.6, when due, such fee or expenses shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank, N.A., in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if the Company or Parent, as applicable, fails to pay such fee or expenses when due, the Company or Parent, as applicable, shall also pay to the other party all of such party’s costs and expenses (including attorneys’ fees) in connection with all actions to collect such fee or expenses.
               (e) Notwithstanding anything to the contrary in this Agreement, in the event the Company fails to effect the Closing or otherwise breaches this Agreement or fails to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 8.15, Parent’s and Merger Sub’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company Related Parties in respect of this Agreement, any Contract executed in connection herewith (other than the Closing Rollover Agreements and the Voting Agreement) and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with this Article VII and collect, if due, (i) the Company Termination Fee, (ii) the Parent Expenses and (iii) any interest and other amounts payable pursuant to Section 7.6(d), and upon payment of such amounts in accordance with this Section 7.6, except in connection with an order of specific performance as and only to the extent expressly permitted by Section 8.15, (A) no Company Related Party shall have any further Liability or obligation relating to or arising out of this Agreement, any Contract executed in connection herewith (other than the Closing Rollover Agreements and the Voting Agreement) or the transactions contemplated hereby or thereby, (B) neither Parent nor any other Parent Related Party shall be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of or in connection with this Agreement, any Contract executed in connection herewith (other than the Closing Rollover Agreements and the Voting Agreement), any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, and (C) Parent shall use its reasonable best efforts to cause any legal proceedings pending in connection with this Agreement, any Contract executed in connection herewith (other than the Closing Rollover Agreements and the Voting Agreement) or any of the transactions contemplated hereby or thereby, to the extent maintained by Parent, Merger Sub or another Parent Related Party against the Company, its Subsidiaries or any Company Related Party, to be dismissed with prejudice promptly following the payment of any such amounts. For the avoidance of doubt, (x) under no circumstances shall Parent or Merger Sub be entitled to collect the Company Termination Fee and Parent Expenses on more than one occasion and (y) under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by Section 8.15 and any money damages, including all or any portion of the Company Termination Fee and Parent Expenses.
               (f) Notwithstanding anything to the contrary in this Agreement, in the event Parent and Merger Sub fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 8.15, the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Parent Related Parties in respect of this Agreement, any Contract executed in connection herewith (including the Equity Commitment Letter, the Rollover Letter, the Limited Guarantee and the Debt Commitment Letters, but excluding the Confidentiality Agreement) and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with this Article VII and collect, if due, (i) the Parent Termination Fee, (ii) any interest and other amounts payable pursuant to Section 7.6(d) and (iii) any reimbursement obligations under Section 5.12(b) from Parent or pursuant to the Limited Guarantee, and upon payment of such amounts in accordance with Section 5.12(b) and this Section 7.6, except in connection with an order of specific performance as and only to the extent expressly permitted by Section 8.15, (A) no Parent Related Party shall have any further Liability or obligation relating to or arising out of this Agreement, any Contract executed in connection herewith (including the Equity Commitment Letter, the Rollover Letter, the Limited Guarantee and the Debt Commitment Letters, but excluding the Confidentiality Agreement) or any of the transactions contemplated hereby or thereby, (B) neither the Company nor any other Company Related Party shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of or in connection with this Agreement, any Contract executed in connection herewith (including the Equity Commitment Letter, the Rollover Letter, the Limited Guarantee and the Debt Commitment Letters, but excluding the Confidentiality Agreement) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, and (C) the Company shall use its reasonable best efforts to cause any legal proceedings pending in connection with this Agreement, any Contract executed in connection herewith (including the Equity Commitment Letter, the Rollover Letter, the Limited Guarantee and the Debt Commitment Letters, but excluding the Confidentiality Agreement) or any of the transactions contemplated hereby or thereby, to the extent maintained by the Company or another Company Related Party against Parent, Merger Sub or any other Parent Related Party, to be dismissed with prejudice promptly following the payment of any such amounts. For the avoidance of doubt, (x) under no circumstances shall the Company be entitled to collect the Parent Termination Fee on more than one occasion and (y) under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by Section 8.15 and any money damages, including all or any portion of the Parent Termination Fee.
ARTICLE VIII
MISCELLANEOUS
          Section 8.1 Certain Definitions. For purposes of this Agreement:

               (a) “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal entered into prior to the date hereof, or if entered into on or after the date hereof, on terms no less favorable (except with respect to standstill provisions to the extent required to permit the submission of a Takeover Proposal) in the aggregate to the Company than those contained in the Confidentiality Agreement.
               (b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that, except as the term “Affiliates” is used in Section 3.24, Section 5.5(a), Section 5.5(c) and Section 5.9, neither any Person that owns equity securities of the Company nor any Affiliate or portfolio company of such Person shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
               (c) “Anticorruption Laws” means any and all applicable Laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, Executive Orders imposing or regulations implementing economic sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, and any applicable anti-money laundering Laws.
               (d) “Applicable Exchange” means the New York Stock Exchange.
               (e) “ARRA” means the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations 42 C.F.R. §§ 412, 413, 422 and 495.
               (f) “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York time.
               (g) “Class A Common Stock” means Class A common stock, par value $0.00001 per share, of the Company.
               (h) “Class B Common Stock” means Class B common stock, par value $0.00001 per share, of the Company.
               (i) “Closing Rollover Agreements” means the Rollover Letter, the Interim Investors Agreement and any other agreement contemplated thereby.
               (j) “Common Stock” means Class A Common Stock and Class B Common Stock.

               (k) “Company Equity Plan” means the Company’s 2009 Equity Incentive Plan.
               (l) “Company ESPP” means the Company’s Employee Stock Purchase Plan.
               (m) “Company Material Adverse Effect” means any fact, circumstance, change, event, development, occurrence or effect that (x) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets or results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (y) would prevent or materially delay the consummation of the transactions contemplated hereby beyond the Termination Date; provided, that the term “Company Material Adverse Effect” shall not include any such effect relating to or arising from (i) any foreign or domestic economic, financial, social or political conditions (including changes therein), (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the Company’s and its Subsidiaries’ industries in general, (vi) any change in the market price or trading volume of any securities or indebtedness of the Company or any of its Subsidiaries, any decrease of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of such decline or failure may, if they are not otherwise excluded from the definition of Company Material Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (viii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (ix) compliance by the Company and its Subsidiaries with the terms of this Agreement, including the failure to take any action restricted by this Agreement, or any actions taken to the extent required by this Agreement (other than the conduct of the operations of the Company and its Subsidiaries in the ordinary course consistent with past practice pursuant to the first sentence of Section 5.1), (x) any actions taken, or not taken, with the written consent, waiver or at the written request of Parent, (xi) any matters disclosed in Section 3.10, Section 3.13(b), Section 3.14, item (c)(2) under Section 3.20, Section 3.22 or Section 3.28 of the Company Disclosure Letter, (xii) the public announcement of this Agreement, the transactions contemplated by this Agreement and the identities of Parent, Merger Sub and their respective Affiliates, and (xiii) the execution, announcement, performance, consummation or existence of this Agreement, the Voting Agreement and the Rollover Letter (including the loss of any customers or employees), except, in the case of clauses (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), to the extent any such effect has a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the principal industries in which the Company and its Subsidiaries operate.

               (n) “Company Related Parties” means (i) the Company and its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or its Subsidiaries or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.
               (o) “Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the Required Information, in the light of the circumstances under which the statements contained in the Required Information are made, not misleading, (ii) such Required Information is compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for offerings of debt securities on a registration statement on Form S-1 (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16 and Item 402 of Regulation S-K), (iii) any interim quarterly financial statements included in such Required Information have been reviewed by the Company’s independent auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722, and (iv) the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16 and Item 402 of Regulation S-K) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement on Form S-1 using such financial statements and financial information to be declared effective by the SEC throughout and on each day during the Marketing Period and (B) the Company’s applicable independent auditors to issue customarily required comfort letters to the Financing Sources (including as to customary negative assurances and change period) in connection with an offering and private placement of high yield non-convertible debt securities under Rule 144A promulgated under the Securities Act, in order to consummate any offering of high yield non-convertible debt securities under Rule 144A on any day during the Marketing Period, subject to the completion by such accountants of customary procedures relating thereto.
               (p) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).
               (q) “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity.
               (r) “Financing Sources” means any Person, other than Parent, Sponsor or any of their respective Affiliates, that commits to provide or otherwise enter into agreements in connection with the Debt Financing proposed to be provided to Parent or any of its Subsidiaries in connection with the transactions contemplated hereby, including the Lenders and their officers, employees, directors, affiliates (including underwriters, placement agents and initial purchasers), partners, controlling parties, advisors, agents and representatives.
               (s) “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization (including any stock exchange) or (iii) any political subdivision of any of the foregoing.
               (t) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated under any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Law.
               (u) “Health Care Laws” means any and all Laws of any Governmental Authority pertaining to health regulatory matters applicable to the operations of the Company and its Subsidiaries including, without limitation, (a) fraud and abuse (including without limitation the following statutes, as amended, modified or supplemented from time to time and any successor statutes thereto and regulations promulgated from time to time thereunder: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil False Claims Act (31 U.S.C. § 3729 et seq.); Sections 1320a-7,1320a-7a and 1320a-7b of Title 42 of the United States Code; the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173)); (b) Medicare, Medicaid, TRICARE or other governmental health care or payment program; (c) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et. seq.; (d) quality, safety certification and accreditation standards and requirements; (e) the billing, coding or submission of claims or collection of accounts receivable or refund of overpayments; (f) all Information Laws as defined herein; (g) laws regulating data mining; and (h) any other law or regulation of any Governmental Authority which regulates kickbacks, patient or Program reimbursement, Program claims processing, medical record documentation requirements, the hiring of employees or acquisition of services or products from those who have been excluded from governmental health care programs, pharmacy licensure, accreditation or any other aspect of providing health care applicable to the operations of the Company or the Subsidiaries.
               (v) “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by ARRA, and as otherwise may be amended from time to time, including the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), and the Security Standards (45 C.F.R. Parts 160, 162 and 164) promulgated under the Administrative Simplifications subtitle of the Health Insurance Portability and Accountability Act of 1996.
               (w) “Information Laws” means all applicable Laws concerning the privacy and/or security of personal data of or concerning an individual (including “Protected Health Information” as that term is defined under HIPAA), including, where applicable, HIPAA,

ARRA, state data breach notification Laws, state social security number protection Laws, the FTC Act, the Gramm-Leach-Bliley Act, and state consumer protection Laws.
               (x) “Intellectual Property” means all intellectual property of any type or nature throughout the world, including: (i) trademarks, service marks, brand names, Internet domain names, logos, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) proprietary works of authorship, including works protected by copyright and proprietary industrial designs; (iii) patents and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (iv) proprietary data, confidential information, trade secrets and know-how; (v) copyrights, whether registered or unregistered, including proprietary software computer programs; and (vi) rights of privacy and publicity.
               (y) “Interim Investors Agreement” means the Interim Investors Agreement dated as of the date hereof by and among Parent, Sponsor, HFCP VI Domestic AIV, L.P., H&F Harrington AIV II, L.P., Hellman & Friedman Capital Executives VI, L.P. and Hellman & Friedman Capital Associates VI, L.P.
               (z) “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Persons set forth in Section 8.1(z) of the Parent Disclosure Letter or Company Disclosure Letter, respectively, after reasonable inquiry.
               (aa) “Law” means any law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, any Health Care Law and any Orders.
               (bb) “Licensed Intellectual Property” means all Intellectual Property related to the business of the Company and its Subsidiaries that is owned by a third party and licensed or sublicensed exclusively to either the Company or any of its Subsidiaries, as the case may be.
               (cc) “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.
               (dd) “Marketing Period” means the first period of eighteen (18) consecutive Business Days after the date of this Agreement following the latest of (i) the date on which the Company shall have provided to Parent and Merger Sub the Required Information and such Required Information is Compliant, (ii) the date on which the Company shall have first commenced the mailing of the Company Proxy Statement to the stockholders of the Company (which date shall not occur prior to the date that the SEC has confirmed that it has no further comments on the Company Proxy Statement and the Schedule 13E-3), and (iii) if the Voting Agreement shall cease to be in full force and effect or if any Principal Stockholder has repudiated in writing or breached the Voting Agreement in any material respect in a manner that would result in the failure of any of the Principal Stockholders to vote their shares in accordance with the terms thereof, the conditions set forth in Section 6.1(a) and Section 6.2 (other than Section 6.2(d), which will be satisfied at the Closing) shall have been satisfied; provided, that

(A) throughout and on each day during such eighteen (18) consecutive Business Day period, the conditions set forth in Section 6.1(c) and Section 6.2 (other than Section 6.2(d), which will be satisfied at the Closing) shall have been satisfied and nothing shall have occurred and no condition shall exist that would cause any of the conditions set forth in Section 6.1(c) and Section 6.2 (other than Section 6.2(d), which will be satisfied at the Closing) to fail to be satisfied assuming the Closing were to be scheduled for any time during such eighteen (18) consecutive Business Day period, (B) the conditions set forth in Section 6.1(b) shall have been satisfied no later than five (5) Business Days prior to the end of such eighteen (18) consecutive Business Day period and (C) the Company Stockholders Meeting shall have been held no later than three (3) Business Days prior to the end of such eighteen (18) consecutive Business Day period (it being understood that if the conditions contained in clause (B) and/or (C) above are not satisfied as of the date set forth in such clause, the Marketing Period shall not recommence but shall continue until such date as the conditions contained in clause (B) and (C) are satisfied). Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall not begin prior to September 22, 2011, (y) if the Marketing Period shall not have ended on or prior to December 16, 2011, then the Marketing Period shall begin on or after January 3, 2012, and (z) the Marketing Period shall end on any earlier date prior to the expiration of the eighteen (18) consecutive Business Day period described above if the full amount of the Debt Financing is consummated on such earlier date; provided, that notwithstanding anything to the contrary, the Marketing Period shall not commence or be deemed to have commenced if on or prior to the completion of such eighteen (18) consecutive Business Day period, (I) the Company has publicly announced its intention to restate any material historical financial statements or material financial information included in the Required Information, in which case, the Marketing Period shall not commence unless and until such restatement has been completed, the applicable Required Information has been amended and updated or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (i) and (ii) above would be satisfied throughout and on the last day of such new eighteen (18) consecutive Business Day period, (II) the applicable independent auditors of the Company shall have withdrawn any audit opinion contained in the Required Information, (III) any Required Information is not Compliant at any time during such eighteen (18) consecutive Business Day period (it being understood that if any Required Information provided at the initiation of the Marketing Period ceases to be Compliant during such eighteen (18) consecutive Business Day period, then the Marketing Period shall be deemed not to have commenced), or (IV) the Company shall have failed to file any report with the SEC by the date required under the Exchange Act containing any financial information that would be required to be contained in the Required Information or incorporated therein by reference unless and until all such reports have been filed, the applicable Required Information has been amended and updated, and the requirements in clauses (i) and (ii) above would be satisfied throughout and on the last day of such new eighteen (18) consecutive Business Day period. If at any time the Company shall in good faith reasonably believe that it has provided all Required Information as required by clause (i) of the first sentence of this definition and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating the date it believes such Required Information was provided), in which case the Company shall be deemed to have complied with such clause (i) above unless Parent in good faith reasonably believes the Company has not provided all Required Information or that such Required Information is not Compliant and, within five (5) Business Days after the delivery of such notice, delivers a written notice to the Company to that effect, stating with specificity, to the extent reasonably practicable, which items of Required Information have not been provided or are not Compliant.
               (ee) “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.
               (ff) “Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.
               (gg) “Owned Intellectual Property” means all Intellectual Property related to the business of the Company and its Subsidiaries that is owned or purported to be owned by either the Company or any of its Subsidiaries, as the case may be.
               (hh) “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would prevent, impair or materially delay the consummation of the Merger and the other transactions contemplated hereby or prevent or materially impair or delay the ability of Parent or Merger Sub to perform its obligations hereunder.
               (ii) “Parent Related Parties” means (i) Parent, Merger Sub, the Guarantor and the Financing Sources, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Parent, Merger Sub, Sponsor, the Guarantor or the Financing Sources or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.
               (jj) “Permitted Lien” shall mean (i) any Lien for Taxes which are not yet due or which are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports filed on or prior to May 9, 2011, (iii) such non-monetary Liens or other imperfections of title, if any, that are not materially adverse to the Company and its Subsidiaries, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) rights of parties in possession, (v) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (vi) Liens disclosed on existing title reports or existing surveys which have (together with all title exception documents) been delivered to Parent, (vii) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP, (viii) in the case of leased real property, any Lien to which the fee or any other interest in the leased premises is subject and (ix) other Liens that would not have a Material Adverse Effect.
               (kk) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.
               (ll) “Personal Information” means information pertaining to an individual that is regulated or protected by one or more federal or state information privacy or security laws, including, but not limited to, “Protected Health Information” as that term is defined under HIPAA.
               (mm) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or the Company, as applicable, and their respective Affiliates.
               (nn) “Required Information” means (i) all financial information and financial data regarding the Company and its Subsidiaries required by paragraphs 3 and 4 of Exhibit D to the Debt Commitment Letter, (ii) all information and data regarding the Company and its Subsidiaries (A) of the type and form required by Regulation S-X and Regulation S-K under the Securities Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16 and Item 402 of Regulation S-K) for offerings of debt securities on a registration statement on Form S-1 under the Securities Act and (B) of the type and form customarily included in offering documents used to syndicate credit facilities of the type to be included in the Debt Financing or in offering documents used in private placements of debt securities under Rule 144A promulgated under the Securities Act (including as necessary to permit Parent and Merger Sub to prepare the offering memorandum required by paragraph 7 of Exhibit D to the Commitment Letter (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16 and Item 402 of Regulation S-K), in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made and (iii) drafts of customary comfort letters (including as to customary “negative assurance” comfort and change period) from the Company’s independent accountants with respect to any of the foregoing information, which such accountants have confirmed they are prepared to issue subject to the completion by such accountants of customary procedures relating thereto. Notwithstanding anything in this definition to the contrary, the Company shall only be required to furnish pro forma financial statements if Parent or Merger Sub has provided the Company information relating to the proposed debt and equity capitalization at least ten (10) Business Days prior to the date pro forma financial statements are required and/or requested to be delivered.
               (oo) “Requisite Company Vote” means the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock, voting as a single class, as of the record date for the Company Stockholders Meeting.

               (pp) “Rights” means any rights, title, interest or benefit of whatever kind or nature.
               (qq) “Significant Subsidiaries” means the Subsidiaries of the Company listed on Section 8.1(qq) of the Company Disclosure Letter.
               (rr) “Solvent” means, when used with respect to any Person, that, on a consolidated basis as of any date of determination, (i) the amount of the present fair saleable value of the assets of such Person will, as of such date, exceed the amount of all Liabilities of such Person, as of such date, as such amounts are determined in accordance with applicable Law governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the Liabilities of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iv) such Person will be able to pay its debts as they mature. For purposes of this definition, (A) “debt” means liability on a “claim” and (B) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. The amount of Liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured Liability.
               (ss) “Stockholders Agreement” means the Stockholders Agreement, dated as of August 5, 2009, by and among the Company and the other Persons party thereto.
               (tt) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.
               (uu) “Superior Proposal” means a Takeover Proposal (with all percentages in the definition of Takeover Proposal changed to 50%) which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, (i) is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company (excluding the Rollover Investors) than those contemplated by this Agreement and (ii) is reasonably capable of being completed, taking into account all material financial (including whether such Takeover Proposal is reasonably capable of being financed, to the extent applicable), regulatory, legal and other aspects of such proposal.
               (vv) “Takeover Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its

Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company or EBS Master, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution involving 20% or more of the assets of the Company and its Subsidiaries, take as a whole or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).
               (ww) “Tax Receivable Agreement” means each of (i) the Tax Receivable Agreement (Exchanges), dated as of August 17, 2009, by and among the Company and the other Persons party thereto, (ii) the Tax Receivable Agreement (Reorganizations), dated as of August 17, 2009, by and among the Company and the other Persons party thereto and (iii) the Tax Receivable Agreement (Management), dated as of August 17, 2009, by and among the Company and the other Persons party thereto.
               (xx) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.
               (yy) “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts and (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.
          Section 8.2 Interpretation. Unless the express context otherwise requires:
               (a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
               (b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;
               (c) the terms “Dollars” and “$” mean U.S. dollars;
               (d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;
               (e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

               (f) references herein to any gender shall include each other gender;
               (g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;
               (h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
               (i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;
               (j) the word “or” shall be disjunctive but not exclusive;
               (k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;
               (l) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;
               (m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;
               (n) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;
               (o) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and
               (p) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”.
          Section 8.3 No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement (other than the Limited Guarantee) shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.
          Section 8.4 Governing Law. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to conflict of law principles thereof.

          Section 8.5 Submission to Jurisdiction; Service.
               (a) Subject to Section 8.5(b) below, each party to this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement against any Company Related Party or any Parent Related Party shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”), (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement against any Company Related Party or any Parent Related Party in any court other than the Chosen Courts, except to the extent that all such courts shall lawfully decline to exercise such jurisdiction and except that any party may seek to enforce or implement any Order obtained in any such courts or in any other court of competent jurisdiction. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.
               (b) Each party to this Agreement acknowledges and irrevocably agrees (i) that any action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Lenders or other Financing Sources or any Affiliate thereof arising out of or relating to this Agreement or the Debt Commitment Letter or the performance thereunder shall be subject to the exclusive jurisdiction of any state or federal sitting in the Borough of Manhattan in the City and State of New York, and any appellate court from any thereof (it being understood and agreed that, notwithstanding the selection of such exclusive jurisdiction, the interpretation of “Company Material Adverse Effect” and whether there shall have occurred a “Company Material Adverse Effect” shall be determined in accordance with the Laws of the State of Delaware without regard to conflict of Laws principles that would result in the application of the Laws of another jurisdiction), (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such action or proceeding in any other court, (iii) to waive any right to trial by jury in respect of any such action or proceeding and (iv) that the Lenders and other Financing Sources and their respective Affiliates are express third-party beneficiaries of this Section 8.5(b).
          Section 8.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF

ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.
          Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):
If to Parent or Merger Sub, to:
c/o The Blackstone Group
345 Park Avenue
New York, New York 10154
Attention: John G. Finley
Facsimile: (212) 583-5749
with a copy (which shall not constitute notice) to:
Ropes & Gray LLP
The Prudential Tower
800 Boylston Street
Boston, Massachusetts 01299
Attention: David C. Chapin
                 R. Newcomb Stillwell
                 Jonathan M. Grandon
Facsimile: (617) 951-7050
If to the Company, to:
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214
Attention: Gregory T. Stevens
Facsimile: (615) 340-6153
with a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention: Matthew W. Abbott, Esq.
                 Robert B. Schumer, Esq.
Facsimile: (212) 757-3900

          All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.
          Section 8.8 Amendment. This Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further stockholder approval under applicable Law after stockholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub, Parent and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.
          Section 8.9 Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.
          Section 8.10 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Rollover Letter, the Voting Agreement and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. Without limiting the generality of Section 4.13, no representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.
          Section 8.11 No Third-Party Beneficiaries. Except (a) as provided in Section 5.7, (b) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of Common Stock, Company Options and Company Stock Awards as of the Effective Time) and (c) for the provisions of the last sentence of Section 5.12(b) which shall be for the benefit of the Company, its Affiliates and their respective Representatives, Parent and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except that the Financing Sources are made third party beneficiaries to Section 7.6(f), Section 8.4, Section 8.5, Section 8.6 and Section 8.11.
          Section 8.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.
          Section 8.13 Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.
          Section 8.14 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.
          Section 8.15 Specific Performance. The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Notwithstanding anything in this Agreement to the contrary, however, the parties hereby acknowledge and agree that the Company shall be entitled to specific performance to cause Parent and/or Merger Sub to draw down the full proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter, to cause the Rollover Investment to be made pursuant to the terms and conditions of the Rollover Letter and to cause Parent and/or Merger Sub to effect the Closing in accordance with Section 1.2, in each case, only if (a) all conditions in Section 6.1 and Section 6.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (and which are, at the time that the Company seeks specific performance pursuant to this Section 8.15, capable of being satisfied if the Closing were to occur at such time) or the failure of which to be satisfied is attributable primarily to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement), (b) the Debt Financing has been funded or will be funded at the date the Closing is required to have occurred pursuant to Section 1.2 upon delivery of a drawdown notice by Parent and/or notice from Parent that the Equity Financing and the Rollover Investment will be funded at such date, (c) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (d) the Company has confirmed in writing to Parent that all conditions set forth in Section 6.3 have been satisfied or that it would be willing to waive any unsatisfied conditions in Section 6.3 for purposes of consummating the Merger and (e) such specific performance would result in the consummation of the Merger in accordance with this Agreement substantially contemporaneously with the consummation of the Debt Financing, the Equity Financing and the Rollover Investment. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. In the event that a Chosen Court rules that Parent and/or Merger Sub breached this Agreement in connection with their failure to effect the Closing in accordance with Section 1.2, but declines to enforce specifically the obligations of Parent and/or Merger Sub to draw down the full proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter, to cause the Rollover Investment to be made pursuant to the terms and conditions of the Rollover Letter and/or to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement, pursuant to a claim for specific performance brought against Parent and/or Merger Sub pursuant to this Section 8.15, then, in addition to the right of the Company to terminate this Agreement pursuant to Section 7.4(d) and collect the Parent Breach Termination Fee, the Company shall have the right to be paid the Company’s costs and expenses (including attorneys’ fees) in connection with all actions to seek specific performance of Parent and Merger Sub’s obligations pursuant to this Agreement and/or the Financing Commitments and all actions to collect such fee or expenses. For the avoidance of doubt, in no event shall the exercise of the Company’s right to seek specific performance pursuant to this Section 8.15 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement pursuant to Section 7.4 and be paid the applicable Parent Termination Fee; provided, that under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the consummation of the Merger pursuant to this Section 8.15 and the payment of all or any portion of the Parent Termination Fee.
          Section 8.16 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

BEAGLE PARENT CORP.
By:	/s/ Neil P. Simpkins
	Name:	Neil P. Simpkins
	Title:	President

BEAGLE ACQUISITION CORP.
By:	/s/ Neil P. Simpkins
	Name:	Neil P. Simpkins
	Title:	President

EMDEON INC.
By:	/s/ George I. Lazenby, IV
	Name:	George I. Lazenby, IV
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]